Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153356

SUPPLEMENT NO. 12
DATED MARCH 8, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009.  This Supplement No. 12 supersedes and replaces the following prior supplements: Supplement No. 2 dated October 20, 2009 (which superseded and replaced Supplement No. 1 dated October 16, 2009); Supplement No. 3 dated November 5, 2009; Supplement No. 4 dated November 19, 2009; Supplement No. 5 dated December 1, 2009; Supplement No. 6 dated December 16, 2009; Supplement No. 7 dated January 6, 2010; Supplement No. 8 dated January 20, 2010; Supplement No. 9 dated January 29, 2010; Supplement No. 10 dated February 4, 2010; and Supplement No. 11 dated February 22, 2010.  Unless otherwise defined in this Supplement No. 12, capitalized terms used herein have the same meanings as set forth in the prospectus.

SUMMARY OVERVIEW

Status of the Offering

This public offering commenced on August 24, 2009.  As of September 28, 2009, we had satisfied our minimum offering requirements in all states except Pennsylvania and Tennessee, and as of November 5, 2009, we had satisfied our minimum offering requirement in the State of Tennessee.  With the exception of subscription proceeds received from residents of Pennsylvania, all subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.

Through March 1, 2010, we have sold approximately 5.6 million shares of our common stock in our best efforts offering and approximately 45,000 shares of our common stock under our distribution reinvestment plan, or DRP, resulting in aggregate gross proceeds of approximately $56.3 million.  As of March 1, 2010, approximately 494.4 million shares of our common stock remain available for sale in our best efforts offering, and approximately 49.9 million shares of our common stock remain available for issuance under our DRP.  We reserve the right to reallocate the shares of common stock we are offering between our best efforts offering and our DRP.

Distributions

As of March 1, 2010, we had declared the following distributions:

Record Date(s)	Payment Date	Distribution Amount	Annualized Rate (2)

October 14, 2009	November 3, 2009	$0.02301376	N/A
October 15-31, 2009 (1)	November 3, 2009	$0.00164384 per share per day	6.0%
November 1-30, 2009 (1)	December 3, 2009	$0.00164384 per share per day	6.0%
December 1-31, 2009 (1)	January 4, 2009	$0.00164384 per share per day	6.0%
January 1-31, 2010 (1)	February 1, 2010	$0.00164384 per share per day	6.0%
February 1-28, 2010 (1)	March 3, 2010	$0.00164384 per share per day	6.0%
March 1-31, 2010 (1)	No later than April 5, 2010	$0.00164384 per share per day	6.0%

(1) Daily record dates.

(2) Assuming distributions paid each day for a 365-day period, based on a purchase price of $10.00 per share.

For the year ended December 31, 2009, we paid total distributions of approximately $96,000.  For income tax purposes only, 100.0% of the distributions paid in 2009 will be treated as non-dividend distributions.  See “Prospectus Summary — Distribution Policy” for a more detailed discussion regarding our distribution policy.

Recent Acquisitions and Potential Acquisitions

As of March 1, 2010, we, directly or indirectly, owned fee simple interests in the following properties:

Property Name	Property Type	Date of Acquisition	Aggregate Square Feet	Approximate Purchase Price	Cap Rate (1)	% Economic Occupancy at Date of Acquisition	% Physical Occupancy at Date of Acquisition
Pleasant Hill Commons	Retail	02/18/2010	70,642	$12,375,000	7.5%	100%	96.6%
–Kissimmee, FL
Merrimack Village Center	Retail	12/11/2009	82,292	$9,760,000	9.5%	96.8%	89.1%
–Merrimack, NH

(1) Capitalization rate, or “cap rate,” is determined by dividing the property’s projected annual net operating income, as determined during the due diligence process, by the purchase price of the property.  Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, net of operating expenses, and including replacement reserves and vacancy loss provisions.  See “Description of Real Estate Assets — Investments in Real Estate Assets” for a discussion of the facts considered during the due diligence process.

As of March 1, 2010, we had identified the following properties as potential acquisitions:

Property Name	Property Type	Aggregate Square Feet	Approximate Purchase Price	% Physical Occupancy (1)
Draper Crossing	Retail	166,845	$24,000,000	99.1%
–Draper, UT
Haines City Shopping Center	Retail	124,958	$9,500,000	85.2	%(2)
–Haines City, FL
Polo Grounds Shopping Center	Retail	129,826	$13,000,000	90.4	%(2)
–West Palm Beach, FL
Publix Shopping Center	Retail	78,820	$9,400,000	98.5%
–St. Cloud, FL

(1) Reflects information as of the date that the acquisition was considered to be a potential acquisition.

(2) Vacant spaces at these properties are subject to earnout closings.  See “Description of Real Estate Assets — Potential Investments in Real Estate Assets.”

See “Description of Real Estate Assets — Investments in Real Estate Assets” and “— Potential Investments in Real Estate Assets” for a detailed discussion regarding our recent acquisitions and potential acquisitions.

Recent Financing Transactions

The following table summarizes, as of March 1, 2010, the material terms of any outstanding loans that we or our subsidiaries have obtained, or assumed at closing, that are secured by first priority mortgages on our properties:

Property Name	Date of Financing	Approximate Amount of Loan	Interest per Annum (%)	Maturity Date
Merrimack Village Center	02/11/2010	$5,445,000	6.5%	March 1, 2015
–Merrimack, NH

See “Description of Real Estate Assets — Financing Transactions” for a detailed discussion regarding our financing transactions to date.

PROSPECTUS SUMMARY

Acquisition Group

The following subsection has been inserted to the prospectus following the section captioned “Prospectus Summary — Our Sponsor, Business Manager, Dealer Manager, Real Estate Managers and The Inland Real Estate Group, Inc.,” which begins on page 3 of the prospectus, and all other similar discussions throughout the prospectus.

Our Business Manager has established a dedicated acquisition group through a recently formed and wholly owned subsidiary, Inland Diversified Real Estate Acquisitions, Inc., sometimes referred to herein as “Acquisition Corp.”  Under the direction of our president, Mr. Lazarus, Acquisition Corp. has recently hired Mr. Mark Youngman and appointed him vice president.  Mr. Youngman worked for IREA prior to being hired by Acquisition Corp. and has over thirty years of experience acquiring commercial real estate.  Mr. Youngman works full-time for Acquisition Corp.; however, he is completing work on transactions on behalf of IREA that started prior to the time that we hired him.  IREA or another affiliate of our sponsor will be responsible for paying a portion of Mr. Youngman’s salary during this time as well as any costs that he incurs in connection with those transactions.  Mr. Youngman will be primarily responsible for generating acquisition opportunities for us.  Additionally, Mr. Lazarus also has both experience in acquiring real estate assets as well as relationships that we believe will also provide us with acquisition opportunities.  By forming this group, we believe that the Business Manager will be able to provide us with exclusive acquisition opportunities that will not be subject to rights of first refusal, such as those identified by IREA.  Except as otherwise described above, we will be responsible for reimbursing the Business Manager for costs incurred by Acquisition Corp., including compensation and benefits costs associated with its staff, except Mr. Lazarus.

Our relationship with Acquisition Corp. will not impact our relationship with IREA, which will continue to present us with acquisition opportunities.  In fact, the Business Manager may use personnel employed by IREA to perform all due diligence activities associated with any opportunities identified by Acquisition Corp. or by any of our executive officers.  IREA would not be paid any fees in these instances, only its costs would be reimbursed.

Distribution Policy

The following updates the section of the prospectus captioned “Prospectus Summary  — Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

We currently pay distributions based on daily record dates, payable monthly in arrears.  The distributions that we currently pay are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  See “Summary Overview — Distributions” for a summary of the distributions we have declared through the date of this prospectus supplement.  We have not used, and will not use, any of the net proceeds from the offering to fund distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  The monies needed to pay distributions declared for October, November, December, January and February were funded from capital contributions from our sponsor, IREIC.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for March will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors — Risks Related to Our Business — The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

QUESTIONS AND ANSWERS ABOUT THE OFFERING

The following question and answer have been inserted to the section of the prospectus captioned “Questions and Answers About the Offering,” immediately preceding the question “What competitive advantages does the company achieve through its relationship with Inland?” which is on page 22.

Q:                                  What do you think distinguishes the company from most other unlisted REITs?

A:                                   In general, we believe our structure is distinguishable in some important ways:

•                                          the company will not use offering proceeds to pay cash distributions as stated in our prospectus, with no caveats;

•                                          unlike other unlisted REITs, our Business Manager will be paid no acquisition fees;

•                                          our business management fee is graduated, so that the maximum can only be paid if the distributions are at a rate of at least 7%, and the Business Manager will receive no fee whatsoever if the distributions are not at a rate of at least 5% (the distribution is calculated as an easy-to-understand average annualized rate); and

•                                          we believe that our total fees are among the lowest paid by unlisted REITs.

See “Compensation Table” for a discussion of the compensation we will pay, or expect to pay, to affiliates of IREIC.  See also “Risk Factors.”

RISK FACTORS

The following information updates certain information contained in the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest,” which begins on page 52 of the prospectus.

The following risk factors have been removed in their entirety:

•                                          “We will not have our own acquisition group.” (removed)

•                                          “Our Business Manager may have conflicting fiduciary obligations if we acquire real estate assets from affiliates of IREIC.” (removed)

•                                          “We may make loans to affiliates of, or entities sponsored by, IREIC.” (removed)

CAPITALIZATION

The following supersedes the discussion contained in the section of our prospectus captioned “Capitalization,” which begins on page 63 of the prospectus.

The following table sets forth our historical capitalization as of September 30, 2009 and December 31, 2008 and our pro forma capitalization as of September 30, 2009 as adjusted to give effect to the sale of the minimum offering of 200,000 shares of common stock and the application of the estimated net proceeds therefrom as described in “Estimated Use of Proceeds.”  We sold 20,000 shares to IREIC for an aggregate purchase price of $200,000 in connection with our formation.  The information set forth in the following table should be read in conjunction with our historical financial statements included elsewhere in this prospectus and the discussion set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

	September 30, 2009		December 31,
	Historical	Pro Forma	2008 - Historical
Debt:
Mortgage Notes Payable	$—	$—	$—
Stockholders Equity:
Preferred stock, $0.001 par value, 40,000,000 shares authorized, none outstanding	—	—	—
Common stock, $0.001 par value, 2,460,000,000 shares authorized, 20,000 shares issued and outstanding historical; 220,000 shares issued and outstanding pro forma	293	220	20
Additional Paid-in Capital	2,919,325	2,199,780	199,980
Retained Earnings Deficit	(172,861)	(172,861)	(69,574)
TOTAL STOCKHOLDERS’ EQUITY*:	$2,746,757	$2,027,139	$130,426
TOTAL CAPITALIZATION*:	$2,746,757	$2,027,139	$130,426

*Excludes offering costs.

PRIOR PERFORMANCE OF IREIC AFFILIATES

The following updates the discussion contained in the section of our prospectus captioned “Prior Performance of IREIC Affiliates,” which begins on page 82 of the prospectus.

Prior Investment Programs

During the ten year period ending September 30, 2009, IREIC and its affiliates have sponsored three other REITs and eighty-six real estate exchange private placements, which altogether have raised more than $15.9 billion from over 360,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc. raised approximately $15 billion from over 357,000 investors.  These REITs have, or, with respect to Inland Retail Real Estate Trust, Inc., had, investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  Inland Western and Inland Real Estate Corporation, a REIT previously sponsored by IREIC prior to this ten year period, are self-administered REITs that acquire and manage retail properties.  Inland Real Estate Corporation focuses on neighborhood, community, power and lifestyle retail centers and single-tenant retail properties, located primarily in the Midwest.  Inland Western owns a national retail portfolio including lifestyle, power and community centers, as well as single-tenant net lease properties. Inland American focuses on retail, multi-family, industrial, lodging, office and student housing properties located in the United States.  We will actively seek to invest in the same types of assets as these entities.  We will also seek to acquire healthcare-related facilities and public infrastructure assets.

Another entity sponsored by IREIC, Inland Real Estate Exchange Corporation, offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.  The four REITs represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

With respect to the disclosures set forth herein, we have not provided information for Inland Retail Real Estate Trust, Inc., referred to herein as “IRRETI,” as of September 30, 2009. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI is available.

We will pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.”  The other four REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  However, Inland American is the only REIT that has paid an acquisition fee to its business manager or an oversight fee to its real estate managers.  The private placement programs sponsored by Inland Real Estate Exchange Corporation pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, acquisition fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and its affiliates. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending September 30, 2009, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A of the prospectus. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Western Retail Real Estate Trust, Inc. as of September 30, 2009	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Inland Real Estate Corporation as of September 30, 2009 (1)(2)	Inland American Real Estate Trust, Inc. as of September 30, 2009	Inland Real Estate Exchange Private Placement Offerings as of September 30, 2009
Number of programs sponsored	1	1	1	1	86
Number of public “best efforts” offerings	2	3	4	2	0
Aggregate amount raised from investors (3)	$4,425,551,000	2,424,515,000	742,861,000	8,170,148,000	850,000,000
Approximate aggregate number of investors	110,000	57,600	22,000	190,600	2,000
Number of properties purchased	316	287	182 (4)	948 (5)	90
Aggregate cost of properties	$8,569,696,000	4,138,046,000	1,584,285,000	9,886,991,500	1,725,000,000
Number of mortgages receivable and notes receivable	4	0	0	14	0
Principal amount of mortgages receivable and notes receivable	$8,342,000	0	0	499,306,246 (6)	0
Number of investments in unconsolidated entities	2	1	8	16	0
Investment in unconsolidated entities	84,955,000	22,626	135,000	490,247,000 (7)	0
Investment in securities	30,521,000	19,248,000	10,994,000	213,116,000	0
Percentage of properties (based on cost) that were:
Commercial—
Retail	76.00%	89.00%	78.00%	23.00%	30.00%
Single-user net lease	24.00%	11.00%	22.00%	31.00%	10.00%
Nursing homes	0.00%	0.00%	0.00%	0.00%	0.00%
Offices	0.00%	0.00%	0.00%	8.00%	48.00%
Industrial	0.00%	0.00%	0.00%	3.00%	12.00%
Health clubs	0.00%	0.00%	0.00%	0.00%	0.00%
Mini-storage	0.00%	0.00%	0.00%	0.00%	0.00%
Multi-family residential	0.00%	0.00%	0.00%	7.00%	0.00%
Lodging	0.00%	0.00%	0.00%	28.00%	0.00
Total commercial	100.00%	100.00%	100.00%	100.00%	100.0%
Land	0.00%	0.00%	0.00%	0.00%	0.00%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	37.00%	39.00%	38.00%	13.00%	31.00%
Existing construction	63.00%	61.00%	62.00%	87.00%	69.00%

Number of properties sold in whole or in part	15	13	43 (4)	2	6

Number of properties exchanged	0	0	0	0	0

(1)          With respect to Inland Real Estate Corporation, or “IRC,” the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the New York Stock Exchange, plus the issuance of shares under IRC’s distribution reinvestment program.

(2)          On November 13, 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026, which included the exercise by the initial purchasers of their option to purchase an additional $10 million to cover over-allotments.  IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.  IRC used the net proceeds from the offering to repurchase 2,776,000 shares of its common stock at a price equal to $18.01 per share (approximately $50 million in the aggregate) concurrently with the closing of the offering.  Neither Inland Securities nor any Inland affiliate received any fees in connection with this private placement. In addition, in May 2009, IRC completed an equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  Neither Inland Securities nor any Inland affiliate received any fees in connection with this offering.  Accordingly, information regarding the private placement and May 2009 equity offering has been excluded from the table.

(3)          Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

(4)          IRC’s joint venture with Inland Real Estate Exchange Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in a private placement exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.  During 2007, IRC purchased ten properties, of which nine have been either partially or entirely contributed to the joint venture and subsequently sold to TIC investors by the joint venture.  During 2008, IRC purchased one property which it contributed to the joint venture and the joint venture purchased five properties directly.  Interests in five of these properties have partially or entirely been sold.  During the nine months ended September 30, 2009, IRC did not purchase or contribute any properties.

(5)          Excludes seven properties in development as of September 30, 2009.

(6)          Exclusive of notes receivable discount, impairment and related amortization.

(7)          These entities are owned by Inland American and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to Inland American and its joint venture partners in accordance with the respective partnership agreements. Inland American’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by Inland American, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of Inland American and Inland American’s share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years prior to September 30, 2009, Inland American purchased 883 properties, excluding development properties, Inland Western purchased twenty-eight properties and Inland Real Estate Corporation purchased one commercial property. During the three years prior to September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, Inland Western, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q as of and for the period ending September 30, 2009, filed by IRC on November 9, 2009 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q as of and for the period ending September 30, 2009, filed by Inland Western on November 12, 2009 (referred to herein as the “Western 10-Q”), and the Quarterly Report on

Form 10-Q as of and for the period ending September 30, 2009, filed by Inland American on November 12, 2009 (referred to herein as the “American 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the New York Stock Exchange under the ticker “IRC” since June 9, 2004. IRC focuses on purchasing neighborhood, community, power, lifestyle and single tenant retail centers, which primarily provide “everyday” goods and services to consumers.  IRC also may acquire single-user retail properties throughout the United States. As of September 30, 2009, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, debt service requirements and current distributions.

As of September 30, 2009, IRC owned 139 properties for an aggregate purchase price of approximately $1.6 billion. These properties were purchased in part with proceeds received from the above described offerings of shares of its common stock, borrowings secured by its properties draws on its line of credit or sales proceeds from previous sales of properties. As of September 30, 2009, IRC had debt of approximately $400.3 million secured by its properties and had $35 million and $140 million outstanding through an unsecured line of credit and term loan, respectively.

On September 30, 2009, the closing price of the stock on the New York Stock Exchange was $8.76 per share.

Investor Update.  On May 6, 2009, IRC announced that its board of directors had decided to reduce the amount of the annual distribution that it will pay for 2009 in order to enhance financial flexibility.  In particular, the board decided that IRC will pay aggregate annual distributions in an amount equal to its annual taxable income for 2009, all of which would be paid in cash.  IRC reported that the actual amount of each distribution starting with the distribution to be paid in June 2009 would be determined by the board of directors at the time it authorizes the distribution.  For each of the months from June 2009 through November 2009, IRC has paid a cash distribution of $0.0475 per share on the outstanding shares of its common stock.

Capital Raise.  Through a total of four public offerings, for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through September 30, 2009, IRC had issued approximately 17.3 million shares of common stock through its distribution reinvestment program and repurchased approximately 5.3 million shares of common stock through its share repurchase program. Further, in May 2009, IRC completed an equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  As a result of these offerings, IRC had realized total gross offering proceeds of approximately $804.0 million as of September 30, 2009.

In addition, in November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026, which included the exercise by the initial purchasers of their option to purchase an additional $10 million to cover over-allotments.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.

Changes in Economic Conditions

In the IRC 10-Q, IRC reported that the effect of the current economic downturn is having an impact on many retailers in its portfolio, and that certain national retail chains that filed for bankruptcy in 2008, including Wickes Furniture (a tenant at five of IRC’s investment properties, comprising approximately 204,000 gross leasable square feet), Linens ‘n Things (a tenant at three of IRC’s investment properties, comprising approximately 92,000 gross leasable square feet) and Circuit City (a tenant at two of IRC’s investment properties, comprising approximately 55,445 gross leasable square feet), had a negative impact on its portfolio.  IRC reported that it was able to re-lease four of the five vacated Wickes Furniture stores within a short period of time, and that with the new leases, it has replaced nearly all of the lost rental income from the store closings at average rates above the rejected leases.  IRC also reported that it was able to re-lease one of the three vacated Linens ‘n Things stores at a rental rate lower than the rejected lease, and that, as of the filing of the IRC 10-Q, leasing efforts were underway to find replacement tenants for the vacated Circuit City spaces.  In addition, IRC reported that during 2009, bankruptcy filings such as, but not limited to, Ritz Camera, Washington Mutual and Robbins Brothers had a negative impact on its revenues as certain locations have closed.

IRC also reported that, in order to mitigate the decline in its revenues, it we will attempt to re-lease those spaces that are vacant, or may become vacant, at existing properties, at more favorable rental rates and generally will acquire additional investment properties, if circumstances allow.  During the nine months ended September 30, 2009, IRC executed fifty-seven new, 138 renewal and three non-comparable leases (new, previously unleased space), aggregating approximately 1.1 million square feet.  During the remainder of 2009, sixty-nine leases will be expiring in IRC’s consolidated portfolio, which comprise approximately 350,000 square feet and account for approximately 2.5% of its annualized base rent.

According to the IRC 10-Q, approximately $161 million of IRC’s consolidated mortgages payable and its $140 million term loan mature during 2010 and approximately $100 million of consolidated mortgages payable and $155 million under its line of credit mature in 2011.  Additionally, 2011 is the earliest date that IRC’s $125 million in face value of convertible notes can be redeemed or the note holder can require IRC to repurchase their note.  IRC has stated that it intends to refinance this debt at market terms available at the time of the maturities, but that there is no assurance that it will obtain terms similar to those of the expiring debt and the interest rates charged may be higher than it is currently paying.

IRC stated that it has guaranteed approximately $25.4 million of unconsolidated joint venture debt as of September 30, 2009. These guarantees are in effect for the entire term of each respective loan as set forth in the loan documents.  Accordingly to the IRC 10-Q, IRC would be required to make payments related to these guarantees upon the default of any of the provisions in the loan documents.

Impairments.  IRC’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Investment Properties.  IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable.  Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows.  In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset.  If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  During the nine months ended September 30, 2009, IRC recorded an impairment loss of approximately $1.7 million related to a 229,639 square foot community center located in Michigan City, Indiana, as well as an impairment loss of $0.1 million related to a 12,903 square foot neighborhood retail center located in Montgomery, Illinois.  During the year ended December 31, 2008, IRC recorded an impairment loss of approximately $0.7 million related to an 86,004 square foot neighborhood retail center located in Madison, Wisconsin.  Each of these properties was subsequently sold.

Marketable Securities.  IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary.  As of September 30, 2009 and December 31, 2008, IRC had investments in marketable securities equal to approximately $11.0 million and $8.4 million, respectively, consisting of preferred and common stock investments.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC recorded approximately $2.7 million and $12.0 million, respectively, in impairments against its marketable securities portfolio.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value.  During the nine months ended September 30, 2009, the total impairment loss recorded by IRC’s unconsolidated joint ventures was approximately $24.5 million at the joint venture level, and IRC’s pro rata share of this loss was approximately $13.6 million.  In addition, IRC recorded approximately $2.1 million in impairment loss related to basis differences recorded for interest costs incurred for each project that could have been avoided.

Sale of Assets.  During the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC sold six and twelve investment properties, respectively, for an aggregate sale price of approximately $214.3 million, resulting in an aggregate gain on sale equal to approximately $3.8 million.  In addition, during the nine months ended September 30, 2009 and the year ended December 31, 2008, IRC completed sales of portions of its existing development properties, respectively, for an aggregate sale price of approximately $15.2 million.  Proceeds from the sales of these development properties were used to pay down the outstanding balances on the respective loans, with the exception of the proceeds from the Savannah Crossing sale, which were a return of equity to IRC. See also “Appendix A — Table V” for additional information regarding IRC’s sales.

Internalization Transaction.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 9% of its common stock.

Current Litigation.  IRC reported that, as of September 30, 2009, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Western Retail Real Estate Trust, Inc. is a self-administered REIT formed in March 2003. Inland Western focuses on the acquisition and management of strategically located retail assets, including lifestyle, power, neighborhood and community centers, as well as single-user net lease properties throughout the United States.  As of September 30, 2009, Inland Western owned 301 properties, for an aggregate purchase price of approximately $7.7 billion. These properties were purchased with proceeds received from its securities offerings and financings. Inland Western also has invested in twelve operating properties that it does not consolidate and fourteen properties in seven development joint ventures, six of which it consolidates.  As of September 30, 2009, Inland Western had borrowed approximately $4.2 billion secured by its properties.

Investor Update.  Inland Western currently pays quarterly distributions.  Inland Western has paid a total of $0.175 in distributions per share to date in calendar year 2009, including the distributions described below.  Inland Western explained that this equates to a 1.75% annualized return based on a purchase price of $10.00 per share.  On March 19, 2009, Inland Western’s board of directors declared a first quarter 2009 distribution equal to $0.048783 per share, payable to stockholders of record as of March 19, 2009. On June 9, 2009, the board of directors declared a second quarter 2009 distribution equal to $0.05 per share, payable to stockholders of record as of June 22, 2009.  Finally, as stated on the Current Report on Form 8-K/A filed by Inland Western on October 9, 2009, the board of directors declared a third quarter 2009 distribution equal to $0.025 per share, payable on October 12, 2009, to stockholders of record as of September 30, 2009.  As each distribution is determined quarterly by Inland Western’s board of directors, the annualized yield is not necessarily indicative of future distributions.

For the purpose of reporting account values on an annual basis under the Employee Retirement Income Security Act (“ERISA”), as of December 31, 2009, the Inland Western board of directors estimated the value of the shares of Inland Western (for ERISA purposes) at $6.85 per share, which Inland Western explained in its filings reflected, among other things, the impact of adverse trends in the economy and the real estate industry.  In connection with the estimate of share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective March 1, 2010, solely to modify the purchase price.  Additional shares of Inland Western stock purchased under the Western DRP on or after March 1, 2010, will be purchased at a price equal to $6.85 per share.  In addition, Inland Western suspended its share repurchase program, until further notice, on October 22, 2008.

Capital Raise.  Through a total of two public primary offerings, the last of which was completed in 2005, Inland Western Retail Real Estate Trust, Inc., which we refer to herein as Inland Western, sold a total of approximately 422.0 million shares of its common stock. In addition, through September 30, 2009, Inland Western had issued approximately 65.5 million shares through its distribution reinvestment program and had repurchased approximately 43.8 million shares through its share repurchase program. As a result, Inland Western has realized total net offering proceeds, before offering costs, of approximately $4.4 billion as of September 30, 2009.

Changes in Economic Conditions.  In the Western 10-Q, Inland Western noted that adverse changes in general or local economic conditions could result in the inability of some of its tenants to meet their lease obligations and could otherwise adversely affect its ability to attract or retain tenants.  According to the Western 10-Q, Inland Western has generally averaged an historical occupancy rate in its shopping center portfolio equal to 95.2%.  As of September 30, 2009, the occupancy rate was approximately 87%.  Inland Western has stated that the decline was, in large measure caused by the bankruptcies of Circuit City, Linens ‘n Things and Mervyn’s.  Notwithstanding, during the nine months ended September 30, 2009, Inland Western executed 130 new leases for an aggregate 918,500 square feet, including the re-leasing of one Circuit City, three Mervyn’s and seven Linens ‘n Things locations.  These leases have been signed with national tenants including:  T.J. Maxx, Ross Dress for Less, Best Buy and Kohl’s.  According to the Western 10-Q, Inland Western was in active negotiations on the majority of the remaining vacant big-box spaces resulting from these bankruptcies.  As of September 30, 2009, Inland Western had re-leased 17% of the vacated spaces and had received letters of intent or was in various stages of lease negotiations on an additional 61% of these vacated spaces.

Inland Western has approximately $788.6 million of indebtedness maturing during 2009, approximately $1.5 billion maturing during 2010 and approximately $1.2 billion maturing between 2011 and 2013.  According to the Western 10-Q, Inland Western’s mortgage loans outstanding as of September 30, 2009 were approximately $4.1 billion (of which approximately $59.2 million was recourse to Inland Western) and bore interest at a weighted average rate equal to 5.39% per annum.  Of this amount, approximately $4.0 billion bore interest at fixed rates ranging from 4.17% to 10.30% per annum and a weighted average fixed rate of 5.44% per annum.  The remaining approximately $130.1 million of outstanding indebtedness represented variable rate loans with a weighted average interest rate of 3.95% per annum.  Properties with a net carrying value of approximately $5.8 billion at September 30, 2009 and related tenant leases are pledged as collateral.

Further, during the nine months ended September 30, 2009, Inland Western obtained mortgage payable proceeds of approximately $220.4 million and made mortgage payable repayments of approximately $324.0 million. In addition, approximately $107.7 million of mortgage debt was assumed by the purchaser in the sales of investment properties.  The new mortgages payable that Inland Western entered into during the nine months ended September 30, 2009 bear interest at rates ranging from 1.71% to 8.00% per annum, and mature within two to ten years. The stated interest rates of the loans repaid during the nine months ended September 30, 2009 ranged from 1.86% to 5.50% per annum.  Inland Western stated in the Inland Western 10-Q that, as of September 30, 2009, its remaining mortgage debt maturities for 2009 were approximately $628.6 million, virtually all of which is under application or is in the process of being extended.

During the period from October 1, 2009 through November 11, 2009, the date of the Western 10-Q filing, Inland Western obtained mortgage payable proceeds of approximately $114.8 million and made mortgage payable repayments of approximately $157.8 million.  The new mortgages payable have interest rates ranging from 7.00% to 7.85% per annum and maturities from three to five years. The stated interest rates of the loans repaid during this period ranged from 4.13% to 5.28% per annum.  In addition, during this period, Inland Western had approximately $215.8 million of mortgage debt that had matured as of September 30, 2009, approximately $5.4 million of which was refinanced on October 1, 2009, approximately $6.1 million of which was repaid as part of the sale of a property on October 9, 2009, approximately $2.2 million of which was repaid and approximately $57.4 million of which was extended on November 5, 2009 to a new maturity date of December 31, 2009.  According to the Inland Western 10-Q, Inland Western was in the process of negotiating extensions for the remaining approximately $144.7 million as of the date of the Western 10-Q filing.

Impairments.  Inland Western’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Investment Properties.  Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in property net operating income and occupancy percentages.  Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.  If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require us to make difficult, complex or subjective judgments.  These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures and sales value.  An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.

During the nine months ended September 30, 2009, Inland Western recorded asset impairment charges for three multi-tenant retail properties and six single-user retail properties in an aggregate amount equal to $54.8 million.  During the year ended December 31, 2008, Inland Western recorded asset impairment charges for six single-user retail properties, three multi-tenant retail properties, one single-user office property and one consolidated joint venture operating property in an aggregate amount equal to $80 million.

Marketable Securities.  Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of September 30, 2009 and December 31, 2008, Inland Western had investments in marketable securities equal to approximately $30.5 million and $118.4 million, respectively.  Inland Western did not consider its marketable securities investments with gross unrealized losses to be other than temporarily impaired as of September 30, 2009.  However, for the year ended December 31, 2008, Inland Western recorded approximately $160.3 million in impairment charges against its marketable securities portfolio.

Notes Receivable.  Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. Inland Western reported that based upon its judgment, one note receivable with a balance of approximately $0.3 million was impaired and fully reserved for as of September 30, 2009 and December 31, 2008 and two other notes receivable with a combined balance of approximately $17.3 million were impaired and fully reserved for as of September 30, 2009.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation.  During the year ended December 31, 2008, Inland Western recorded approximately $3.5 million in impairment charges against its investment in unconsolidated joint ventures.

Sale of Assets.  According to its filings, during the nine months ended September 30, 2009, Inland Western sold four assets, aggregating 1,142,400 square feet, for a total sales price of approximately $226.6 million.  The aggregated sales resulted in the extinguishment of approximately $141.3 million of debt.  During the period from October 1, 2009 through November 11, 2009, the date of the Western 10-Q filing, Inland Western sold three additional assets, aggregating 391,900 square feet, for a total sales price of approximately $105.3 million, and consequently extinguished approximately $62.8 million of debt.  See also “Appendix A — Table V” for additional information regarding Inland Western’s sales.

Internalization Transaction.  On November 15, 2007, Inland Western became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest

Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, Inland Western issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 37.5 million shares of Inland Western’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.7% of its common stock.

Litigation.  Inland Western previously disclosed in its Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, the lawsuit filed against Inland Western and nineteen other defendants, including IREIC, by City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois. In an amended complaint filed on June 12, 2008, plaintiffs alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to Inland Western and its shareholders, in connection with Inland Western’s merger with its business manager/advisor and property managers as reflected in its Proxy Statement dated September 12, 2007 (the “Proxy Statement”). All the defendants, including Inland Western, filed motions to dismiss the lawsuit, arguing that the amended complaint failed to comply with various rules and standards for pleading the kinds of claims in issue.

In a Memorandum Opinion and Order dated April 1, 2009 (the “Order”), the court granted in part the defendants’ motions to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety, including all claims that Inland Western’s board of directors breached their fiduciary duties to Inland Western and its shareholders in connection with the merger. As to the remaining two counts, which alleged that the Proxy Statement contained false and misleading statements, or omitted to state material facts necessary to make the statements therein not false and misleading, in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), the motions to dismiss were granted in part and denied in part. The court also held that the amended complaint adequately alleged a claim under Section 14(a) of the Exchange Act against KPMG LLP, in connection with its independent audit report for the advisor and property managers’ financial statements, and William Blair & Company, LLC, in connection with its fairness opinion that the consideration to be paid by Inland Western under the merger agreement was fair to Inland Western from a financial point of view. The court ordered the plaintiffs to file a second amended complaint conforming to the Order. Plaintiffs filed a second amended complaint on May 1, 2009.

All the defendants moved to dismiss the second amended complaint, but at a June 4, 2009 hearing, the court denied the motion to dismiss. All defendants have now answered the second amended complaint, and the court has entered a discovery schedule.

In connection with this litigation, Inland Western continues to advance legal fees for certain directors and officers and William Blair & Company, LLC as part of its obligations under existing indemnity provisions. Inland Western believes the plaintiffs’ allegations are without merit and intends to vigorously defend the lawsuit.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  The Inland American business manager is an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging, office and student housing properties, located in the United States and Canada.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As of September 30, 2009, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 946 properties, representing approximately 42.7 million square feet of retail, industrial and office properties, 8,544 multi-family units and 15,125 lodging rooms. As of September 30, 2009, Inland American had borrowed approximately $5 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Through September 30, 2009, Inland American had sold a total of approximately 790.2 million shares of its common stock, which includes 670,000 shares issued to its sponsor and business manager primarily in respect of acquisition fees. In addition, through September 30, 2009, Inland American had issued approximately 60.1 million shares through its distribution reinvestment program and had repurchased approximately 32.5 million shares through its share repurchase program. As a result, Inland American had realized total gross offering proceeds of approximately $8.2 billion as of September 30, 2009.

Investor Update. Inland American currently pays monthly distributions.  Beginning with the distribution for the month of January 2009, and through the distribution declared for the month of November 2009, Inland American has paid cash distributions at a rate equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share.  As Inland American was reaching the 5% limit of shares that it was permitted to redeem under its share repurchase program, its board of directors voted to suspend the program until further notice, effective March 30, 2009. Inland American has stated that this action allows it to, among other things, maintain a strong cash position to meet any financial challenges arising in an uncertain economy.

Changes in Economic Conditions.  In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at September 30, 2009.  As September 30, 2009, the economic occupancy of Inland American’s retail segment was 94%.  As of September 30, 2009, Inland American’s retail portfolio contained only twelve retailers, renting approximately 289,348 square feet, that had filed for bankruptcy protection; Inland American stated that it did not believe these bankruptcies would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.  With respect to Inland American’s lodging segment, as of September 30, 2009, the revenue per available room was $76.00, the average daily rate was $117.00 and the occupancy was 66%.  As stated in the American 10-Q, Inland American believes the decreases in these figures since September 30, 2008 were primarily a result of the current economic slowdown that has affected all industries and travel segments.  As of September 30, 2009, the economic occupancy of its office segment was 97%, the economic occupancy of its industrial segment was 97% and economic occupancy of its multi-family segment was 88%.

As of September 30, 2009, Inland American had approximately $39.7 million and $941.4 million in mortgage debt maturing in 2009 and 2010, respectively. As stated in the American 10-Q, as of September 30, 2009, Inland American was negotiating a refinancing of the maturing debt with the existing lenders at terms that will most likely require Inland American to, among other things, pay higher interest costs, which will require Inland American to use a portion of its cash balance to pay down existing principal balances. In the American 10-Q, Inland American stated that it anticipates being able to repay or refinance all of its debt on a timely basis, and believes that it has adequate sources of funds to meet its short term cash needs.

As stated in the American 10-Q, certain of Inland American’s unconsolidated joint ventures, in which it had invested approximately $490.2 million as of September 30, 2009, were experiencing longer lease-up timelines and generating lease rates less than originally expected.  The development joint ventures also have construction loans from third parties that could mature before the completion of the development.  Inland American advised that these lenders might not be willing to extend their loans or extend on terms acceptable to Inland American or its partners.  Inland American stated that it anticipated that the entities will be able to repay or refinance all of their debt on a timely basis; however, the debt maturities of the entities are not recourse to Inland American and Inland American had no obligation to fund any amounts under these obligations as of September 30, 2009.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the nine months ended September 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  For the nine months ended September 30, 2009, Inland American recorded a provision for asset impairment of approximately $14.5 million to reduce the book value of certain of its investment properties to fair value.  In addition, Inland American recorded a loss of $148.9 million on consolidation of its investment in LIP Holdings, LLC. For the year ended December 31, 2008, Inland American recorded an approximately $20 million impairment charge on one of its developments and an approximately $13.8 million impairment charge in relation to the sale of a property.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale or held-to-maturity security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment include declines in the REIT and overall stock market relative to Inland American’s security positions, the estimated net asset value of the companies Inland American invests in relative to their current market prices and future growth prospects and outlook for those companies.  As of September 30, 2009 and December 31, 2008, Inland American had investments in marketable securities equal to approximately $213.1 million and $229.1 million, respectively.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, Inland American recorded approximately $4.0 million and $246.2 million, respectively, in impairments against its marketable securities portfolio.

Notes Receivable.  Inland American’s notes receivable consist of installment notes from unrelated parties that mature on various dates through July 2012.  The notes are secured by mortgages on land, shopping centers and lodging facilities.  Interest only is due each month at rates ranging from 1.87% to 10.38% per annum.  The notes are secured by mortgages on land, shopping centers and hotel properties and guaranteed by the sponsors.  A note is impaired if it is probable that Inland American will not collect on all principal and interest contractually due.  The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.  Inland American does not accrue interest when a note is considered impaired.  If the ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on the impaired note are applied to reduce the principal amount of the note until the principal has been recovered.  As of September 30, 2009, some of Inland American’s mortgage notes receivable, with an aggregate outstanding balance of approximately $289 million, were considered impaired.  Inland American evaluates the collectibility of the notes, including an evaluation of the fair value of the collateral, which includes the review of third party appraisals.  Inland American determined that the fair value of the collateral was, as of September 30, 2009, in excess of the outstanding note receivable balance, except for four loans for which Inland American recorded approximately $22.9 million in impairments.

Joint Ventures.  Inland American reviews its investments in joint ventures for potential declines in fair value or impairment.  Impairments are recorded on joint ventures if a decline in the value of the investment has occurred that is considered to be other than temporary, without ability to recover or sustain operations that would support the value of the investment.  The valuation analysis considers the investment positions in relation to the underlying business and activities of Inland American’s investment.  As of September 30, 2009 and December 31, 2008, Inland American had investments in unconsolidated entities equal to approximately $490.2 million and $742.5 million, respectively.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, Inland American recorded impairments on investments in unconsolidated entities in an amount equal to $2.7 million and $62 million respectively.

Litigation.  Contemporaneous with its merger with Winston Hotels, Inc., Inland American’s wholly-owned subsidiary, Inland American Winston Hotels, Inc., referred to herein as “Inland American Winston,” WINN Limited Partnership, or “WINN,” and Crockett Capital Corporation, or “Crockett,” memorialized in a development memorandum their intentions to subsequently negotiate and enter into a series of contracts to develop certain hotel properties, including without limitation a Westin Hotel in Durham, North Carolina, a Hampton Inn & Suites/Aloft Hotel in Raleigh, North Carolina, an Aloft Hotel in Chapel Hill, North Carolina and an Aloft Hotel in Cary, North Carolina (collectively referred to herein as the “development hotels”).

On March 6, 2008, Crockett filed an amended complaint in the General Court of Justice of the State of North Carolina against Inland American Winston and WINN.  The complaint alleges that the development memorandum reflecting the parties’ intentions regarding the development hotels was instead an agreement that legally bound the parties.  The complaint further claims that Inland American Winston and WINN breached the terms of the alleged agreement by failing to take certain actions to develop the Cary, North Carolina hotel and by refusing to convey their rights in the three other development hotels to Crockett.  The complaint seeks, among other things, monetary damages in an amount not less than $4.8 million with respect to the Cary, North Carolina property.  With respect to the remaining three development hotels, the complaint seeks specific performance in the form of an order directing Inland American Winston and WINN to transfer their rights in the hotels to Crockett or, alternatively, monetary damages in an amount not less than $20.1 million.  Inland American Winston and WINN deny these claims and, on March 26, 2008, filed a motion to dismiss the amended complaint.  On March 13, 2009, the court denied the motion to dismiss.  Inland American Winston and WINN have filed answers and affirmative defenses to the amended complaint as well as counter claims against the plaintiff.  The parties are now undertaking discovery.  Inland American’s management does not believe that the outcome of this lawsuit can be predicted with any certainty and they are currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

On May 22, 2009, Inland American Concord (Sub), LLC (“IA Sub”) filed an action against Lex-Win Concord LLC (“Concord”) in the Delaware Court of Chancery seeking a declaration in connection with certain of Inland American’s rights and obligations under the Limited Liability Company Agreement (“Agreement”) that governs this venture.  IA Sub filed this action, in part, due to a capital call demanded by Concord, which was, in purpose or effect, directed toward satisfying a lender’s concerns about the venture’s ability to perform under its existing credit facilities.  IA Sub claims, as a result of the foregoing, that it was not required to fund the capital call. In response to this action, Concord has answered and filed counterclaims against IA Sub.  It claims that IA Sub is required to fund the additional capital and it also claims damages against IA Sub for not contributing the additional capital.  A negative outcome in the litigation could impact the priority of future capital calls or a future liquidation, including a loss of Inland American’s preferred position.  A negative outcome on the counterclaim could also subject IA Sub to damages.  Inland American has stated that it believes, however, that there are good and valid defenses to any claim for damages against IA Sub.  IA Sub intends to vigorously pursue its case and defend its position with regard to the counterclaim.  Upon motion of Concord, the court set a trial date for the week of February 22, 2010.  The parties are now undertaking discovery on an expedited basis. The outcome of this lawsuit cannot be predicted with any certainty and Inland American’s management is currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

On July 21 2009, Inland American (LIP) Sub, L.L.C., (“IA LIP Sub”) filed an action against Robert Lauth, Michael Curless, Gregory Gurnick, Lawrence Palmer, (collectively “the Defendants”) and Thomas Peck (the “Peck Defendant”) for civil fraud, deception, racketeering, conspiracy and other violations of law (the “Lawsuit”) in order to recover damages with regard to certain losses of IA LIP Sub which occurred as a result with IA LIP Sub’s investment LIP Holdings, L.L.C. (“Holdings”).  On September 10, 2009, the Defendants filed answers and counterclaims against IA LIP Sub claiming breach of contract, promissory estoppel, constructive fraud, and breach of duty of good faith and fair dealing, claiming that IA LIP Sub promised to contribute additional funds to Holdings.  IA LIP Sub denies all aspects of this counterclaim, and believes that it was filed, without basis in fact, in an attempt to gain leverage over IA LIP Sub in connection with the Lawsuit.  On September 16, 2009, the Peck Defendant filed answers and counterclaims against IA LIP Sub claiming, inter alia, that the Lawsuit was filed against Peck for the purpose of inducing Peck to cooperate with IA LIP Sub in its prosecution of its claims against the Defendants.  IA LIP Sub denies all aspects of this counterclaim.  The parties are now undertaking discovery. Inland American’s management does not believe that the outcome of this lawsuit can be predicted with any certainty and they are currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

In the American 10-Q, Inland American stated that its management does not believe that an adverse outcome in the above lawsuits would have a material adverse effect on Inland American’s financial condition, but there can be no assurance that an adverse outcome would not have a material effect on Inland American’s results of operations for any particular period.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in February 1999.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with proceeds received from the above described offerings of shares of its common stock, financings sole of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Internalization Transaction. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, Inland Western and Inland American through September 30, 2009. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. As described below, IREIC also advanced monies to Inland Western to pay distributions. Inland Western has since repaid these advances. With respect to IRC, from 1995 through 2000, IREIC or its affiliates agreed to forgo approximately $10.5 million in advisor fees. With respect to IRRETI, from 1999 through 2004, IREIC or its affiliates agreed to forgo approximately $3.2 million and deferred an additional $13.1 million in advisor fees. As of December 31, 2004, IRRETI had paid IREIC or its affiliates all deferred advisor fees. With respect to Inland Western, since 2003 through September 30, 2009, IREIC or its affiliates received approximately $84 million in advisor fees and agreed to forgo an additional $129 million. During this time, IREIC also advanced funds to Inland Western to pay distributions. In 2003 and 2004, Inland Western received approximately $1.2 million and $4.7 million, respectively, for an aggregate amount of approximately $5.9 million. IREIC forgave approximately $2.4 million of this amount, which is included as “additional paid in capital” in Inland Western’s financial statements, and Inland Western had repaid the remaining $3.5 million.  For the years ended December 31, 2007 and 2008, Inland American incurred business management fees of approximately $9 million and $18.5 million, or approximately 0.20% and 0.22% of its average invested assets on an annual basis, respectively, in each case which are less than the full 1% fee that the business manager could be paid.  For the nine months ended September 30, 2009, Inland American incurred an $27.0 million business management fee and an investment advisory fee of approximately $1.0 million, which together are less than the full 1% fee that its business manager could be paid.

In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of Inland Western, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  Our Business Manager may agree to forgo or defer all or a portion of its business management fee during the periods that we are raising capital and acquiring real estate assets with this capital. Our Business Manager is not, however, obligated to forgo any portion of this fee, thus we may pay less in distributions or have less cash available to acquire real estate assets. See “Risk Factors — Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation — Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
		$	$	$		$		$
1998		35,443,213	27,015,143	8,428,070		—		.88
1999		48,379,621	35,640,732	12,738,889		—		.89
2000		52,964,010	40,445,730	12,518,280		—		.90
2001		58,791,604	45,754,604	12,662,414		374,586.93
2002		60,090,685	41,579,944	18,315,640		195,101.94
2003		61,165,608	47,254,096	13,577,679		333,833.94
2004		62,586,577	53,458,760	7,883,026		1,244,791.94
2005	(5)	58,867,790	57,502,980	—		1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125		431,694.96
2007	(6)	63,659,150	59,860,450	516,781		3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418		943,274.98
2009	(7)	43,255,787	43,255,787		(8)		(8)	.60
		674,607,932	563,755,602	102,682,322		8,170,008

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005. The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)	The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.
(7)

On May 6, 2009, IRC announced that the actual amount and timing of each distribution starting with the distribution paid in June 2009 will be determined by its board at the time it authorizes the distribution.

(8)	These amounts had not been determined as of September 30, 2009.

Inland Western Retail Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4) (5)
	$	$	$		$		$
2003	358,000	—	358,000		—		.13	(6)
2004	54,542,000	29,998,000	24,544,000		—		.66
2005	211,327,000	114,117,000	97,210,000		—		.64
2006	283,769,000	128,962,000	154,807,000		—		.64
2007	290,550,000	141,560,000	148,990,000		—		.64
2008	309,192,000	114,625,000	194,567,000		—		.64
2009	72,924,000	72,924,000		(7)		(7)	.12
	1,222,662,000	602,186,000	620,476,000		—

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	In December 2008, the board of directors of Inland Western amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.
(5)	This assumes that the share was held as of January 1 of the applicable year.
(6)	Inland Western began paying monthly distributions in November 2003. This amount represents total distributions per share paid during the period from November 2003 through December 2003.
(7)	These amounts had not been determined as of September 30, 2009.

Inland American Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2009

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
		$	$	$		$		$
2005		123,000	—	123,000		—		.11	(5)
2006		33,393,000	16,696,000	16,697,000		—		.60
2007		222,697,000	140,996,000	81,701,000		—		.61
2008		405,925,000	211,686,000	194,239,000		—		.62
2009	(6)	309,326,000	309,326,000		(7)		(7)	.38
		971,464,000	678,704,000	292,760,000

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	Inland American began paying monthly distributions in November 2005. This amount represents total distributions per share paid during the period from November 2005 through December 2005.
(6)	On January 20, 2009, the Inland American board of directors voted unanimously to determine each monthly distribution rate on an adjustable basis.
(7)	These amounts had not been determined as of September 30, 2009.

Inland Retail Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,894,534		568,875,233		220,909,301		1,200,000

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end. Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)	Represents a capital gain distribution for federal income tax purposes.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	IRRETI began paying monthly distributions in May 1999. This amount represents total distributions per share made during the period from May 1999 through December 1999.
(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Partnerships

Through September 30, 2009, affiliates of IREIC have sponsored 515 private placement limited partnerships which have raised more than $526.4 million from approximately 17,000 investors and invested in properties for an aggregate price of more than $1 billion in cash and notes. Of the 522 properties purchased, 93% have been located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Including sales to affiliates, 507 partnerships have sold their original property investments. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

From January 1, 1999 through September 30, 2009, investors in these private partnerships have received total distributions in excess of $599 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed Inland Real Estate Exchange Corporation, or IREX, to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. Through September 30, 2009, IREX had offered the sale of eighty-six real estate exchange private placements containing ninety properties with a total property value of approximately $1.7 billion.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings through September 30, 2009:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2009 Annualized Distribution	2008 Annualized Distribution	2007 Annual Distribution
		($)		($)	(%)	(%)	(%)
Landings of Sarasota DBT(A)	9	4,000,000	05/2002	8,487,300	N/A	N/A	N/A
Sentry Office Building DBT	7	3,500,000	04/2002	3,504,634	17.55	16.91	16.28
Pets Bowie DBT	7	2,600,000	07/2002	3,067,064	16.28	15.70	15.70
1031 Chattanooga DBT	9	1,900,000	05/2002	1,861,391	11.20	11.20	11.20
Lansing Shopping Center DBT	5	5,000,000	09/2001	4,311,683	11.59	11.59	11.19
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	9,847,897	9.72	9.72	9.31
Taunton Circuit DBT (B)	1	3,750,000	09/2002	6,210,312	N/A	N/A	8.31
Broadway Commons DBT (C)	32	8,400,000	12/2003	6,915,974	10.41	10.96	11.55
Bell Plaza 1031, LLC (B)	1	890,000	11/2003	1,690,298	N/A	N/A	6.93
Inland 210 Celebration Place DBT (D)	1	6,300,000	01/2003	3,536,764	10.94	9.72	11.21
CompUSA Retail Building, LLC (E)	11	3,950,000	02/2004	1,446,500	0.00	0.00	7.00
Janesville Deere Distribution Facility 1031, LLC (F)	35	10,050,000	01/2004	4,694,275	7.24	6.96	8.15
Fleet Office Building 1031, LLC (G)	30	10,000,000	01/2004	22,080,639	N/A	8.52	8.77
Davenport Deere Distribution Facility 1031, LLC	35	15,700,000	04/2004	7,137,240	8.50	8.40	7.36

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2009 Annualized Distribution		2008 Annualized Distribution		2007 Annual Distribution
		($)		($)	(%)		(%)		(%)
Grand Chute DST	29	6,370,000	03/2004	3,377,342	8.66		8.58		9.32
Macon Office DST	29	6,600,000	03/2004	3,266,215	8.74		8.54		8.35
White Settlement Road Investment, LLC	1	1,420,000	12/2003	702,260	9.60		8.34		8.34
Plainfield Marketplace 1031, LLC (H)	31	12,475,000	06/2004	5,124,627	6.81		7.24		7.21
Pier 1 Retail Center 1031, LLC (I)	22	4,300,000	06/2004	1,222,235	0.00		0.00		8.14
Long Run 1031, LLC (J)	1	4,935,000	05/2004	2,119,113	N/A		N/A		8.69
Forestville 1031, LLC	1	3,900,000	05/2004	1,463,711	6.98		6.98		6.98
Bed, Bath & Beyond 1031, LLC (K)	20	6,633,000	08/2004	2,609,588	7.40		7.65		7.53
Cross Creek Commons 1031, LLC (L)	26	6,930,000	08/2004	2,810,906	6.06		7.75		7.68
BJ’s Shopping Center 1031, LLC (M)	22	8,365,000	01/2005	3,209,167	3.98		8.55		8.12
Barnes & Noble Retail Center 1031, LLC	12	3,930,000	02/2005	1,349,538	6.76		6.68		6.68
Port Richey 1031, LLC (N)	1	3,075,000	07/2004	1,475,427	11.70		8.28		8.28
Walgreen Store Hobart 1031, LLC	24	6,534,000	02/2005	4,708,196	7.06		6.91		6.91
Kraft Cold Storage Facility 1031, LLC (O)	19	5,667,000	12/2004	1,976,508	6.43		7.21		7.00
Huntington Square Plaza 1031, LLC	39	20,050,000	06/2005	6,457,560	6.98		6.66		6.51
Best Buy Store Reynoldsburg 1031, LLC (P)	19	5,395,000	02/2005	1,725,071	5.98		6.73		6.73
Jefferson City 1031, LLC	28	10,973,000	04/2005	4,005,785	7.96		7.96		7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	3,282,971	6.66		6.66		6.66
Indianapolis Entertainment 1031, LLC (Q)	1	1,129,000	11/2004	393,951	6.38		7.79		7.31
Mobile Entertainment 1031, LLC (Q)	1	808,000	11/2004	284,942	6.36		7.82		7.65
Chenal Commons 1031, LLC	19	7,550,000	06/2005	2,671,353	7.80		7.64		7.87
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	7,673,882	7.79		7.45		7.42
Columbus 1031, LLC	38	23,230,000	12/2006	8,105,914	8.12		8.77		7.81
Edmond 1031, LLC	1	1,920,000	05/2005	663,302	7.96		7.96		7.96
Taunton Broadway 1031, LLC (R)	1	1,948,000	08/2005	239,051		(J)		(J)		(D)
Wilmington 1031, LLC	1	2,495,000	09/2005	707,679	7.09		7.09		7.09
Wood Dale 1031, LLC (B)	16	3,787,500	03/2006	4,998,660	N/A		N/A		7.34
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	825,275	7.00		7.00		7.00
Norcross 1031, LLC	1	3,000,000	11/2005	805,598	6.90		6.90		6.90
Martinsville 1031, LLC	1	2,360,000	12/2005	601,295	6.74		6.74		6.74
Indiana Office 1031, LLC	34	18,200,000	03/2006	5,290,413	7.73		7.73		7.65
Yorkville 1031, LLC	21	8,910,000	03/2006	2,001,302	6.28		6.09		5.91
Louisville 1031, LLC	39	18,830,000	06/2006	4,637,916	7.00		7.00		7.00
Madison 1031, LLC (S)	1	1,387,500	03/2006	324,913	6.22		7.00		7.00
Murfreesboro 1031, LLC (T)	20	7,185,000	06/2006	1,502,624	6.06		6.06		6.00
Aurora 1031, LLC (S)	1	1,740,000	06/2006	374,549	6.17		7.01		7.00
Craig Crossing 1031, LLC (U)	29	14,030,000	08/2006	2,786,983	5.96		6.17		6.17
Charlotte 1031, LLC	52	24,105,000	03/2007	4,869,454	6.05		6.05		6.06
Olivet Church 1031, LLC (V)	33	10,760,000	03/2007	1,957,138	3.34		6.24		6.27
Glenview 1031, LLC	38	23,350,000	05/2007	4,379,731	6.25		6.25		6.25
Yuma Palms 1031, LLC (W)	32	42,555,000	06/2007	7,349,786	4.33		6.25		6.23
Honey Creek, LLC (X)	40	13,137,300	06/2007	1,950,624	3.26		6.29		6.29
Dublin 1031, LLC	19	10,550,000	05/2007	1,850,237	7.02		6.40		6.40
Inland Riverwoods, LLC	40	15,712,805	06/2007	2,696,080	7.25		6.86		6.48
Inland Sioux Falls, LLC	40	18,110,000	07/2007	3,093,792	7.28		7.03		6.89
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	664,288	6.20		6.20		6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	4,527,524	6.22		6.09		6.00
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	981,605	6.67		6.30		6.06
Plano 1031 Limited Partnership (Y)	28	16,050,000	11/2007	2,591,348	7.76		7.33		7.19
Eden Prairie 1031, DST	23	9,573,827	11/2007	1,605,092	8.06		8.06		8.05
Carmel 1031 L.L.C. (Z)	1	3,655,000	11/2007	429,609	6.40		6.40		6.68
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	543,777	6.30		6.30		6.32
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	1,188,033	6.26		6.23		6.05

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2009 Annualized Distribution	2008 Annualized Distribution	2007 Annual Distribution
		($)		($)	(%)	(%)	(%)
Waukesha 1031 DST	28	11,490,000	01/2008	1,638,098	7.43	7.43	7.44
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	1,442,437	5.81	5.58	5.58
Delavan Crossing 1031 Venture, LLC	1	5,295,000	03/2008	488,386	6.16	6.11	N/A
Geneva 1031, LLC	38	15,030,000	05/2008	1,690,332	6.87	6.69	N/A
Memorial Square Retail Center (AA)	35	19,840,000	08/2008	1,359,044	3.14	6.00	N/A
Greenfield Commons Retail Building	1	3,556,000	07/2008	266,307	6.22	6.21	N/A
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	2,389,247	6.60	6.38	N/A
GE Inspections Technologies Buildings	24	6,915,000	08/2008	640,891	6.21	6.14	N/A
Flowserve Industrial Building	21	5,515,000	08/2008	471,475	6.42	6.41	N/A
Pueblo 1031, DST	29	10,070,000	09/2008	914,460	6.57	6.23	N/A
Countrywood Crossing Shopping Center	36	28,990,000	*	2,411,194	6.65	6.65	N/A
Fox Run Square Shopping Center	34	13,435,000	01/2009	1,128,449	6.68	6.77	N/A
Midwest ISO Office Building	40	15,420,000	08/2009	1,132,016	6.82	6.68	N/A
LV-M Venture Holdings DST	59	37,789,715	*	2,658,129	6.51	6.45	N/A
University of Phoenix Building	14	3,470,000	07/2009	150,341	6.50	N/A	N/A
RR-HV Venture Holdings DST	74	47,140,485	*	3,062,828	6.50	6.50	N/A
Charlotte Office 1031, DST	32	11,317,600	*	649,380	6.27	N/A	N/A
Bristol 1031, DST	36	8,302,000	*	353,833	7.31	N/A	N/A
Austell 1031, DST	50	8,100,800	*	332,909	7.04	N/A	N/A
		$900,712,727		$244,425,668

*	Offering was not complete as of September 30, 2009.
(A)	This property was sold in 2005.
(B)	These properties were sold in 2007.
(C)

For calendar years 2006, 2007 and 2008, these properties outperformed the projections contained in the private placement memorandum. With the completion of the calendar year 2009, a determination will be made as to any additional operational cash and it will be distributed as an additional distribution to the investor.

(D)	The owner of this property chose to allocate September 2008 net rental cash flow to fund landlord required capital improvements.
(E)

CompUSA vacated its space in October 2006 and continued paying rent through August 2007. CompUSA ceased paying rent in September 2007. CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors. The settlement provided $530,436.00 to the owners. In November 2007, the CompUSA owners unanimously determined to cease paying quarterly distributions until the facility was re-tenanted.

(F)	This property was refinanced in February 2008, and the interest rate increased from 4.84% to 6.1%.
(G)	This property was sold in 2008.
(H)

Gymboree, which occupied 2,819 square feet of the total 125,057 square feet, vacated its space in December 2007. For 2009, the annual distribution percentage has been re-projected at 6.81% until the vacant space is re-tenanted.

(I)

Bombay, which occupied 8,192 of the total 21,071 square feet, filed for Chapter 11 Bankruptcy in September 2007. Bombay vacated its space in January 2008 and paid rent through January 2008, with the exception of September 2007 rent of $33,800, which was part of a pre-petition claim. IREX has submitted an administrative claim to the bankruptcy court for the pre-bankruptcy petition and unpaid September 2007 rent. In February 2008 quarterly distributions were suspended until the facility is re-tenanted. In January 2009, the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 4.0% to 6.0% and also requires all rents in excess of operating expenses be use to pay down the loan balance.

(J)	In June 2007, the sole investor of the Long Run property elected to terminate the property management agreement with an affiliate of the sponsor and manage the property on his own.
(K)

Golfsmith, which occupies 30,036 square feet of the total 100,773 square feet, submitted a request for a rental rate reduction from $13.00 per square foot to $9.88 per square foot for a period of two years commencing in April 2009 and expiring in March 2011. After this two year period, the base rent reverts to the original rental rate of $13.00 per square foot through the end of the original lease term of September 30, 2012. The co-owners agreed to the temporary rental reduction to help the tenant through unprecedented economic times. However, IREX, the asset manager, was able to negotiate a better deal. Instead of paying $9.88 per square foot, Golfsmith has agreed to pay $12 per square foot. As a result, the 2009 and 2010 annual distribution percentages have been re-projected at 7.29% and 7.14%, respectively.

(L)

Currently, there are three vacancies. Paul’s Liquors, which occupied 2,600 square feet, vacated February 28, 2007; Pak Mail, which occupied 1,300 square feet, vacated July 20, 2008; and Quality +Plus Cleaners, which occupied 1,300 square feet, vacated December 14, 2008. For 2009, the annual distribution percentage has been re-projected at 6.00% until the vacant spaces are re-tenanted.

(M)

In May 2009 the loan’s hyper-amortization provision came into effect. This provision increases the interest rate from 4.0% to 6.0% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(N)

Variance from the projected cash-on-cash return was due to a potential vacancy from Movie Gallery, Inc. (“Hollywood Video”). In 2007, Hollywood Video filed for Chapter 11 Bankruptcy filing. While the sole owner elected to contribute a portion of the 2007-2008 net rental income to the working capital reserve for possible re-tenanting costs, Hollywood Video accepted its lease and will remain a tenant at the center. Therefore, the 2009 annual distribution percentage has been increased to 11.49% as compared to the original projection in the offering memorandum of 10.84% due to a return of some of the working capital reserve, which is no longer needed.

(O)

In August 2009 the loan’s hyper-amortization provision came into effect. This provision increases the interest rate from 5.39% to 7.39% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(P)

In September 2009 the loan’s hyper-amortization provision came into effect. This provision increases the interest rate from 4.95% to 6.95% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.

(Q)

The loans securing these properties have been amended to extend the maturity date from June 2009 to June 2011 and the interest rate for Indianapolis increased from 5.50% to 9.25% and for Mobile from 5.50% to 9.50%.

(R)

The Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments to the sole owner. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding. The property’s performance prior to the eminent domain was consistent with the projections in the offering memorandum.

(S)	The owner of this property chose to reduce the monthly net rental cash flow payments to fund landlord required capital repairs.
(T)

Currently, there are five vacancies totaling 9,771 square feet of the total 88,257 square feet at the center. Two spaces, totaling 4,200 square feet, were previously vacant. The remaining vacant space was previously occupied by the following tenants: Thin and Healthy, which occupied 2,771 square feet, vacated its space in August 2008; Mezza Cuisine, which occupied 1,400 square feet, filed for Chapter 13 Bankruptcy in October 2008; Innsbrooke Wine & Spirits, which occupied 1,400 square feet, vacated its space in January 2009. For 2009, the annual distribution percentage has been re-projected at 6.06% until the vacant spaces are re-tenanted.

(U)	A tenant with 2,828 out of a total 128,394 leasable square feet vacated increasing the total vacancy to 5% of the total leasable square feet.
(V)

Cost Plus, which occupied 18,230 of the total 165,600 square feet, closed its store at the Olivet Church Center on May 15, 2008. Cost Plus paid its rent through August 2008 and on August 21, 2008, investors approved a Cost Plus lease termination. The termination provided $900,000 to the owners. For 2009, the annual percentage distribution has been re-projected at 3.28% until the vacant spaces are re-tenanted.

(W)

Linens ‘N Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May, 2008. In October, 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7. Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim. An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent. For 2009, the annual distribution percentage has been re-projected at 5.00% until the vacant space is re-tenanted.

(X)

Dress Barn, which occupies 7,005 square feet, exercised its right to terminate under its lease. In June 2008, the Honey Creek owners unanimously voted to modify the Dress Barn lease in order to keep the tenant, reducing the rent from $15.74 to $11.00 per square foot starting in November 2009. Linens ‘N Things filed for Chapter 11 Bankruptcy in May 2008. In October 2008, the bankruptcy court approved a motion to change the Linens ‘N Things bankruptcy from Chapter 11 to Chapter 7. Linens ‘N Things occupied 25,127 square feet in the shopping center. In December 2008, the owners of the property unanimously consented to accept JoAnn’s Stores, Inc. as a replacement tenant in the 25,127 square foot space. The new base rent is $9.00 per square foot, increasing to $9.50 per square foot after the fifth year. As an incentive for JoAnn’s Stores Inc. signing the lease, the owners are giving the tenant $251,270 for tenant improvements and abating the base rent for the initial nineteen months.

(Y)	The sole tenant expanded the building by 1,700 square feet to a total of 42,666 square feet resulting in additional rental income.
(Z)	Higher distributions in 2007 resulted from additional rent from amortized tenant improvements.
(AA)

Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008. Circuit City vacated its space in February, 2009 and paid rent through part of February 2009. For 2009, the annual distribution percentage has been re-projected at 3.14% until the vacant space is re-tenanted.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the four REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•                                          Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the New York Stock Exchange and began trading in June 2004.  On September 30, 2009, the closing price of IRC’s common stock on the New York Stock Exchange was $8.76 per share.

•                                          Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a New York Stock Exchange-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR.

•                                          Inland Western Retail Real Estate Trust, Inc.  Inland Western stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, Inland Western became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers.  Inland Western’s board of directors, in accordance with the prospectus, then conducted due diligence to determine when, and if, to apply to have Inland Western’s common shares listed for trading on a national exchange.  The process incorporated outside advisors, detailed reports on the current real estate and financial markets, as well as the applicable listing requirements for various national stock exchanges.   After these discussions and review of the reports received, the board of directors determined, as of October 2008, not to list the shares on a national exchange at that time. The Inland Western board of directors stated that it will proceed to position the company for a liquidity event in the future, as it believes market conditions and other circumstances may warrant, whether through a listing of shares on a national exchange, a merger or a sale of its assets.

•                                          Inland American Real Estate Trust, Inc.  Inland American has disclosed to its investors that its board does not anticipate evaluating a listing on a national securities exchange until at least 2010.  As of September 30, 2009, Inland American had not applied to list its common stock for trading.

MANAGEMENT

Board of Directors

The following supersedes the first paragraph of the section of the prospectus captioned “Management — Board of Directors,” which is located on page 96.

We operate under the direction of our board of directors, which is responsible for managing and controlling our business affairs.  The board has retained Inland Diversified Business Manager & Advisor, Inc. to serve as our Business Manager and to manage our day-to-day operations.  Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be more than eleven.  The charter further provides that the majority of our directors must be “independent,” except for a period of up to sixty days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor.  An “independent director” is a director who: (1) is not associated, and has not been associated within the two years prior to becoming an independent director, directly or indirectly (including through any family affiliation), with our sponsor, our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of the sponsor, the Business Manager or any of their affiliates; (2) has not served, or is not serving, as a director for more than three other REITs originated by our sponsor or advised by our Business Manager or any of its affiliates; and (3) performs no other services for us, except as a director.

Inland Affiliated Companies

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 96 of the prospectus.

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, ranked by Crain’s Chicago Business in April 2009 as the sixteenth largest privately held company headquartered in the Chicago area.  In April 2009, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the eighth top owner and ninth manager in the United States.  In July 2008 National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-second in a survey of the top twenty-five owners of office space as of December 31, 2007.  Inland is one of the largest real estate management firms in Illinois and one of the largest commercial real estate and mortgage banking firms in the Midwest.  The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.

As of September 30, 2009, Inland affiliates or related parties had raised more than $17.9 billion from investment product sales to over 344,000 investors, many of whom have invested in more than one product.  Inland had completed 409 programs, comprised of 403 public and private limited partnerships, five 1031 exchange programs and one public REIT, as of September 30, 2009.  No completed program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets.

As of September 30, 2009, Inland affiliates or related parties cumulatively had 1,389 employees, owned properties in forty-six states and managed assets with a value exceeding $25.3 billion.  As of September 30, 2009, IREIC was the general partner of limited partnerships which owned in excess of 2,007 acres of pre-development land in the Chicago area, as well as over 2 million square feet of real property and 1,522 apartment units.  Another affiliate, Inland Real Estate Brokerage, Inc., since 2000 has completed more than $862 million in commercial real estate sales and leases and has been involved in the sale of more than 6,700 multi-family units and the sale and lease of over 72 million square feet of commercial property. As of September 30, 2009, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $14.76 billion in financing including loans to third parties and affiliated entities and owned a loan portfolio totaling approximately $340 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $455 million in financing as of September 30, 2009. Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $11.2 billion.

As of September 30, 2009, Inland was responsible for managing approximately 113.3 million square feet of commercial properties located in forty-six states, as well as 10,120 multi-family units.  A substantial portion of the portfolio, approximately 33.8 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  Inland Real Estate Acquisitions, another affiliate, has extensive experience in acquiring real estate for investment.  Over the years, through Inland Real Estate Acquisitions and other affiliates, Inland has acquired more than 2,748 properties.

The principals of another affiliate, Inland Real Estate Development Corporation, have handled the design, approval and entitlement of parcels that have included in excess of 11,000 residential units, 13.5 million square feet of retail land and 7.6 million square feet of industrial land.  The principals of Inland Real Estate Development have been responsible for the land development of over 3,300 of those residential units, 7.6 million square feet of the retail land and all 7.6 million square feet of the industrial land.  Inland Real Estate Development currently manages an inventory of over 3,500 acres of land for development of which approximately 1,500 acres it or its affiliates own.

Our Directors and Executive Officers

The following supplements the section of the prospectus captioned “Management — Our Directors and Executive Officers,” which begins on page 100.

On October 14, 2009, our board of directors voted to increase the size of the board from five to seven persons, and elected Mr. Lazarus and Mr. Gerald W. Grupe to fill those vacancies and serve as directors, effective immediately, until the next annual meeting of the stockholders or until their successors are duly elected and qualify.  Effective November 18, 2009, Mr. Steven T. Hippel was appointed to serve as our treasurer and chief accounting officer, and the treasurer and chief accounting officer of our Business Manager.  Mr. Hippel will replace Ms. Foust, who resigned from her positions as the treasurer of our company and the treasurer of our Business Manager, effective November 18, 2009, in order to focus exclusively on her responsibilities as an officer of Inland American Real Estate Trust, Inc.

The biography of Mr. Lazarus is set forth on page 102 of the prospectus, and the biographies of Messrs. Grupe and Hippel are set forth below.

Gerald W. Grupe, an independent director since October 2009, founded Ideal Insurance Agency, Inc., serving as president and chief executive officer from June 1980 to June 2009. Ideal provides insurance program administration, claims administration and related services to public and quasi-public entities in Illinois, including representing the Volunteer Firemen’s Insurance Services, for which Mr. Grupe served as regional director from June 1974 to June 2009.  Mr. Grupe retired from Ideal in June 2009.  In addition, Mr. Grupe served as the chairman of the board of the Illinois Public Risk Fund from 1984 to June 2006 and served as its treasurer from June 2006 to June 2009.  Mr. Grupe was 71 years old as of January 1, 2010.

Steven T. Hippel has been our treasurer and chief accounting officer as well as the chief accounting officer of our Business Manager since November 2009.  From September 2004 to May 2009,

Mr. Hippel served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation.  Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX’s nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets.  Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004.  At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds.  Mr. Hippel also worked with Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his master of science degree in accountancy from DePaul University in Chicago, Illinois.  Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.  Mr. Hippel was 38 years old as of January 1, 2010.

Acquisition Corp.

The following subsection has been inserted to the prospectus directly following the section captioned “Management — Our Business Manager,” which begins on page 105 of the prospectus.

Inland Diversified Real Estate Acquisitions, Inc. is a Nevada corporation and a wholly owned subsidiary of our Business Manager.  The following table sets forth information regarding its executive officers and directors.  The biographies of Messrs. Goodwin and Parks are set forth above under “— Inland Affiliated Companies,” the biography of Mr. Lazarus is set forth above under “— Our Directors and Executive Officers” and the biography of Ms. Lynch is set forth under “— Inland Securities Corporation.”  The biography of Mr. Youngman is set forth below.

Name	Age*	Position
Daniel L. Goodwin	66	Director
Robert D. Parks	66	Director
Barry L. Lazarus	63	Director and President
Mark Youngman	53	Vice President
Catherine L. Lynch	51	Secretary and Treasurer

*As of January 1, 2010

Mark Youngman has been the vice president of Inland Diversified Real Estate Acquisitions, Inc. since its formation in October 2009.  Mr. Youngman has over thirty years of experience negotiating and financing real estate transactions.  Prior to joining Acquisition Corp., Mr. Youngman was employed by IREA from 1983 until 1992 and again as vice president from 2003 until October 2009.  Mr. Youngman focused on identifying, analyzing and completing the acquisition of multiple classes of real estate assets for IREA.  From 1992 to 2003, Mr. Youngman served as president of Midwest Acquisitions, Inc., where he focused primarily on finance, land acquisition and development of retail shopping centers.

Mr. Youngman attended DePaul University in Chicago, Illinois.  Mr. Youngman holds an Illinois Real Estate Brokers license.

Our Real Estate Managers

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Real Estate Managers,” which begins on page 105 of the prospectus.

Ms. Armenta was appointed to serve as the president and chief executive officer of the four entities owning our Real Estate Managers, effective November 2009.  Ms. Armenta also continues to serve as a director of these entities.  Ms. Armenta replaces Mr. McGuinness, who resigned from his positions as chairman, chief executive officer and director of these entities in order to focus on his responsibilities to the property managers of Inland American Real Estate Trust, Inc.

CONFLICTS OF INTEREST

Conflicts of Interest

The following information updates certain information contained in the section of our prospectus captioned “Conflicts of Interest — Conflicts of Interest,” which begins on page 120 of the prospectus.

The following conflicts of interest have been removed in their entirety:

•                                          “We will not have our own acquisition group.” (removed)

•                                          “Our Business Manager may have conflicting fiduciary obligations if we acquire real estate assets from affiliates of IREIC.” (removed)

•                                          “We may make loans to affiliates of, or entities sponsored by, IREIC.” (removed)

Conflicts of Interest Policy

The following subsection is inserted at the end of the section of the prospectus captioned “Conflicts of Interest,” which begins on page 120.

Presently, under our charter, if we were to engage in certain transactions with entities sponsored by, or affiliated with, IREIC, such as: (1) purchasing or selling assets; (2) making loans to, or borrowing money from, these entities; or (3) entering into joint ventures with these entities, a majority of our board of directors, including a majority of our independent directors, would have to find the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances.  Our board has now adopted a policy prohibiting these transactions.  Specifically, under this policy we will not engage in the following types of transactions with these IREIC-affiliated entities:

•                                          purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

•                                          making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

•      investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering, including, for example, agreements with our Business Manager, Real Estate Managers, IREA and Inland Securities Corporation.  These agreements and relationships are described elsewhere in this prospectus.  See “Summary of Our Organizational Documents — Transactions with Affiliates of Our Sponsor.”  These agreements will continue to be governed by our charter.

DESCRIPTION OF REAL ESTATE ASSETS

Investments in Real Estate Assets

This section has been inserted to the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus.

Recent Acquisitions

As of March 1, 2010, we had completed the following property acquisitions:

Pleasant Hill Commons.  On February 18, 2010, we, through Inland Diversified Kissimmee Pleasant Hill, L.L.C., a wholly owned subsidiary formed for this purpose, entered into a contract and simultaneously acquired a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida.  We purchased this property from MCP Retail, LLC, an unaffiliated third party (“MCP”), for approximately $12.4 million in cash.  We do not believe closing costs will exceed $65,000.  We funded this purchase with proceeds from our offering.  We anticipate borrowing approximately $6.8 million, secured by the property, following closing.

The underwritten cap rate for Pleasant Hill Commons is approximately 7.5%, and is a reflection of assumptions and facts applied in the property due diligence process.  Among the items we considered were the following:

•                  The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  According to its public SEC filings, Publix had retail sales of approximately $23.9 billion for the year ended December 27, 2008 and owned over 900 supermarkets, with over 700 locations in the State of Florida, at the end of 2008.  We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.

•                  The Publix lease does not expire until July 2028.

•                  Other tenants of Pleasant Hill Commons include Tijuana Flats, Subway, Jackson Hewitt, Metro PCS, Pizza Hut, BonWorth and Fantastic Sams.

•                  The property was constructed in 2008.

•                  The property is located within approximately fifteen miles of Walt Disney World and Universal Studios Florida®.  In addition, a 425-acre assisted living facility for senior citizens is located adjacent to the center.  This facility provides its 1,000 residents with golf cart and automobile access to Pleasant Hill Commons.

As of February 9, 2010, Pleasant Hill Commons was 100% leased to nineteen tenants, although the actual physical occupancy was 96.6%.  The difference is due to the fact that two of the leased tenants, which have signed leases through April 2014, are not currently occupying their spaces.  The weighted-average remaining lease term for the tenants occupying the property as of February 9, 2010 is approximately fourteen years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance, or “CAM,” costs, although the lease with Publix only requires it to pay these expenses up to a certain amount.

As of February 9, 2010, Publix leased 45,600 square feet, or 64.6% of the total gross leasable area of this property, paying an annual base rent of approximately $456,000 under a lease that expires in July 2028.  Under the terms of the lease, Publix has seven five-year options to renew through 2063.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Pleasant Hill Commons.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	—	—	—	—
2011	1	1,200	36,000	3%
2012	1	1,200	24,504	3%
2013	7	10,551	297,455	25%
2014	6	6,950	191,160	16%
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	2	3,301	97,378	8%
2019	—	—	—	—

The table below sets forth certain historical information with respect to the occupancy rate at Pleasant Hill Commons expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.3%	$16.37
2008	85.9%	$14.56

*The first year of occupancy was 2008.

We believe that Pleasant Hill Commons is suitable for its intended purpose and adequately covered by insurance.  We do not intend to make significant renovations or improvements to the property. There are two competitive shopping centers located within approximately six miles of Pleasant Hill Commons.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $159,000.  The amount of real estate taxes paid was calculated by multiplying Pleasant Hill Commons’ assessed value by a tax rate of 0.016%.  For federal income tax purposes, the depreciable basis in this property will be approximately $8.8 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Merrimack Village Center.  On December 11, 2009, we, through Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an 82,292 square foot grocery-anchored retail center known as Merrimack Village Center, located in Merrimack, New Hampshire.  We purchased the property from an affiliate of Regency Centers, L.P., an unaffiliated third party, for approximately $9.8 million in cash, plus closing costs which we do not believe will exceed $65,000.  We funded this purchase with proceeds from our offering.  We borrowed approximately $5.4 million, secured by the property, following closing.  See “— Financing Transactions” below for more information about this loan.

The underwritten cap rate for Merrimack Village Center is approximately 9.5%, and is a reflection of assumptions and facts applied in the property due diligence process.  Among the items we considered were the following:

•                  The property is anchored by a necessity-based tenant, Shaw’s Grocery Store (54,000 square feet).  We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.  Further, Shaw’s is a wholly owned subsidiary of SUPERVALU, INC. (NYSE: SVU), which, according to its public filings, is one of the largest food wholesalers in the U.S.

•                  The Shaw’s lease does not expire until February 2027.

•                  Credit tenants, which are those tenants that we believe have significant financial resources, comprised 77% of the gross leasable area of the property as of November 25, 2009.

•                  The retail center has no direct competition within a three mile radius.

•                  The property, which was built from 2005 to 2007, was inspected by an independent third party, and was determined to be in good condition.

•                  We believe that the Town of Merrimack has strong income and growth demographics:

•                  Merrimack is home to many leading manufactory high technology firms that produce a wide range of commercial and industrial products;

•                  according to an independent appraisal, within a five-mile radius of the property, the 2009 estimated average household income is approximately $100,000; and

•                  according to data from the State of New Hampshire Department of Employment and Training, as of September 2009, Merrimack’s unemployment rate is below the U.S. average.

•                  The purchase price of the property was underwritten assuming that existing vacancies totaling 2,600 square feet of gross leaseable area at closing do not become revenue-producing at any time.

As of March 1, 2010, Merrimack Village Center was 96.8% leased to twelve tenants.  The weighted-average remaining lease term for the tenants occupying the property as of March 1, 2010 was approximately fourteen years.  In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance, or “CAM,” costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.  In 2008, approximately $350,000 out of a total of approximately $480,000 in real estate taxes, insurance and CAM expenses were reimbursed.

As of March 1, 2010, Shaw’s Grocery Store leased 54,000 square feet, or 65.6% of the total gross leasable area of this property, paying an annual base rent of approximately $534,600 under a lease that expires in February 2027.  Under the terms of the lease, Shaw’s has one ten-year option and five five-year options to renew through 2062.  Under the current lease, the rent increases from $9.90 per square foot in 2009 to $10.65 per square foot in 2012, $11.40 per square foot in 2017 and $12.15 per square foot in 2022.

Approximately 2,600 square feet, or 3.16% of gross leasable area, is vacant and unfinished.  At closing we received a credit against the purchase price equal to $52,000, which we expect to use to fund the improvement costs for this space.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Merrimack Village Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	—	—	—	—
2011	2	2,400	56,400	6%
2012	—	—	—	—
2013	3	4,000	84,260	8%
2014	4	12,692	230,206	22%
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	—	—	—	—
2019	1	3,200	55,680	5%

The table below sets forth certain historical information with respect to the occupancy rate at Merrimack Village Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	97%	$13.10
2008	87%	$13.03

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2007	83%	$12.70
2006	76%	$12.10

*The first year of occupancy was 2006.

We believe that Merrimack Village Center is suitable for its intended purpose and adequately covered by insurance. Except as otherwise disclosed herein, we do not intend to make significant renovations or improvements to Merrimack Village Center. There are four competitive shopping centers located within the Town of Merrimack and twelve competitive grocery anchored shopping centers located within ten miles of Merrimack Village Center.

Real estate taxes paid for the fiscal year ended March 31, 2010 (the most recent tax year for which information is generally available) were approximately $222,355.  The amount of real estate taxes paid was calculated by multiplying Merrimack Village Center’s assessed value by a tax rate of 19.17%.  For federal income tax purposes, the depreciable basis in this property is approximately $6.8 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Potential Investments in Real Estate Assets

This section has been inserted to the prospectus following the section captioned “Description of Real Estate Assets — Investments in Real Estate Assets.”

We are evaluating the purchase of the following properties.  We distinguish these potential investments from those investments that are considered “probable.”  We consider an acquisition to be “probable” only once the due diligence for that property has been completed and we have satisfied certain other requirements.  Also, these potential investments can be distinguished from the probable investments in that only the latter group of properties is included in our pro forma financial statements.

The decision to acquire each of the following properties will generally depend upon a number of factors, including satisfaction of the conditions to the acquisition contained in the purchase contract and the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.  In each case, we may decide not to proceed with the acquisition.

Draper Crossing.  We are evaluating the purchase of a fee simple interest in a 166,845 square foot grocery-anchored retail center known as Draper Crossing — Phase I, located in Draper, Utah.  IREA has entered into an agreement to acquire the property from Boyer Company, an unaffiliated third party (“Boyer”), for approximately $24.0 million.  We do not believe closing costs will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and Boyer.  If we acquire the property, we will fund approximately $9.2 million of the purchase price with proceeds from our offering, and we will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $14.8 million.  This loan bears interest at a fixed rate equal to 7.33% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on December 1, 2011.  The loan may be pre-paid without penalty after September 1, 2011.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•                  The property is anchored by a necessity-based tenant, Smith’s Food & Drug (60,268 square feet), which is a wholly owned subsidiary of The Kroger Company.  According to its public SEC filings, Kroger had total sales of approximately $76 billion for the year ended January 31, 2009 and owned 2,481 supermarkets and multi-department stores in thirty-one states.

•                  Other tenants of the property include TJ Maxx, Quizno’s, Allstate Insurance, JPMorgan Chase Bank and Pizza Hut.

•                  The property is located approximately twenty miles south of Salt Lake City, in what we believe is one of the Salt Lake Valley’s largest and fastest-growing east-side retail corridors, with historical barriers to excessive development.

As of February 1, 2010, Draper Crossing was 99.1% leased to twenty-seven tenants.  The weighted-average remaining lease term for the tenants occupying the property as of February 1, 2010 was approximately five years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of February 1, 2010, major tenants of the property included Smith’s Food & Drug, TJ Maxx and Downeast Home Furnishings.  Smith’s leased 60,268 square feet, or 36.1% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $777,000 under a lease that expires in January 2018.  Under the terms of the lease, Smith’s has six five-year options to renew through January 2048.  TJ Maxx leased 28,000 square feet, or 16.8% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $336,000 under a lease that expires in April 2013.  Under the terms of the lease, TJ Maxx has two five-year options to renew through April 2023.  Downeast Home Furnishings leased 16,749 square feet, or 10.0% of the total gross leasable area of this property as of February 1, 2010, paying an annual base rent of approximately $208,000 under a lease that expires in October 2012.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Draper Crossing.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	3	4,340	71,056	3%
2011	7	16,207	297,733	12%
2012	1	16,749	207,996	9%
2013	8	51,486	689,284	29%
2014	2	2,568	42,184	2%
2015	1	3,240	88,000	4%
2016	—	—	—	—
2017	—	—	—	—
2018	3	66,163	918,962	38%

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2019	1	1,583	28,494	1%

The table below sets forth certain historical information with respect to the occupancy rate at Draper Crossing expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	99.1%	$14.53
2008	98.1%	$14.47
2007	99.1%	$13.48
2006	100.0%	$13.21
2005	100.0%	$14.00

We believe that Draper Crossing is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are two competitive shopping centers located within approximately two miles of Draper Crossing.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $298,000.  The amount of real estate taxes paid was calculated by multiplying Draper Crossing’s assessed value by a tax rate of 0.013%.  For federal income tax purposes, the depreciable basis in this property will be approximately $15.5 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Haines City Shopping Center.  We are evaluating the purchase of a fee simple interest in a 124,958 square foot grocery-anchored retail center known as Haines City Shopping Center, located in Haines City, Florida.  IREA has entered into an agreement to acquire the property from Haines City CPDC, LLC, Haines City OP CPDC, LLC and Florida OP CPDC, LLC, each an unaffiliated third party (collectively, the “Haines Sellers”), for approximately $9.5 million.  We do not believe closing costs will exceed $75,000.  However, we will only be required to pay approximately $8.1 million at closing, as vacant spaces totaling 18,485 square feet would be subject to earnout closings aggregating $1.4 million.  We will not be required to pay the earnouts on these vacant spaces unless the spaces are leased pursuant to the leasing parameters set forth in the purchase agreement within eighteen months of closing.

If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Haines Sellers.  If we acquire the property, we will fund approximately $1.1 million of the purchase price with proceeds from our offering and will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.0 million.  This loan bears interest at a fixed rate equal to 5.325% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on August 1, 2015.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•                  The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (44,271 square feet). See the discussion regarding Pleasant Hill Commons for additional information about Publix.

•                  The property is located just off the intersection of US Highway 27 and US Highway 17-92, the major intersection in Haines City.

•                  Other tenants of Haines City Shopping Center include Beall’s, Dollar General, Enterprise Rent-a-Car, Radio Shack and Burger King on a ground lease.

•                  The property was remodeled in 2003.

As of January 28, 2010, Haines City Shopping Center was leased to eighteen tenants, and was 85.2% occupied.  Vacant spaces totaling 18,485 square feet are subject to earnout closings, which means that we will not pay for these vacant spaces unless the spaces are leased and rent-producing within eighteen months of closing.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eight years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, major tenants of the property included Publix and Beall’s.  Publix leased 44,271 square feet, or 35.4% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $354,000 under a lease that expires in January 2024.  Under the terms of the lease, Publix has seven five-year options to renew through January 2059.  Beall’s leased 16,757 square feet, or 13.4% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $45,000 under a lease that expires in April 2013.  Under the terms of the lease, Beall’s has two five-year options to renew through April 2023.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Haines City Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	3	5,373	61,088	6%
2011	—	—	—	—
2012	3	3,465	52,325	6%
2013	4	21,015	124,394	13%
2014	4	10,574	109,661	11%
2015	1	11,200	66,416	7%
2016	1	11,000	53,130	5%
2017	1	2,400	76,800	8%
2018	—	—	—	—
2019	—	—	—	—

The table below sets forth certain historical information with respect to the occupancy rate at Haines City Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	87.5%	$8.63
2008	89.1%	$8.77
2007	86.5%	$8.67
2006	89.0%	$7.94
2005	93.0%	$7.88

We believe that Haines City Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of Haines City Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $168,000.  The amount of real estate taxes paid was calculated by multiplying Haines City Shopping Center’s assessed value by a tax rate of 0.022%.  For federal income tax purposes, the depreciable basis in this property will be approximately $6.6 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Polo Grounds Shopping Center.  We are evaluating the purchase of a fee simple interest in a 129,826 square foot grocery-anchored retail center known as Polo Grounds Shopping Center, located in West Palm Beach, Florida.  IREA has entered into an agreement to acquire the property from West Palm Beach, Fla., CPDC Ltd., an unaffiliated third party (the “Polo Seller”), for approximately $13.0 million in cash.  We do not believe closing costs will exceed $75,000.  However, we will only be required to pay approximately $11.4 million at closing, as vacant spaces totaling 12,455 square feet are subject to earnout closings aggregating $1.7 million.  We will not be required to pay the earnouts on these vacant spaces unless the spaces are leased pursuant to the leasing parameters set forth in the purchase agreement within eighteen months of closing.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Polo Seller.  If we acquire the property, we will fund the purchase with proceeds from our offering.  We also may borrow monies secured by the property, either concurrently at closing or at some point in the future.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•                  The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  See the discussion regarding Pleasant Hill Commons for additional information about Publix.

•                  The property is located just south of the Palm Beach International Airport.

•                  Other tenants of Polo Grounds Shopping Center include Beall’s, Dollar Store, the U.S. Postal Service and JPMorgan Chase.

•                  The property was redeveloped in 2007.

As of January 28, 2010, Polo Grounds Shopping Center was leased to nineteen tenants, and was 90.4% occupied.  Vacant spaces totaling 12,455 square feet are subject to earnout closings, which means that we will not pay for these vacant spaces unless the spaces are leased and rent-producing within eighteen months of closing.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eleven years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, major tenants of the property included Publix, the U.S. Postal Service and Beall’s.  Publix leased 45,600 square feet, or 35.1% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $593,000 under a lease that expires in August 2027.  Under the terms of the lease, Publix has six five-year options to renew through October 2057.  The U.S. Postal Service leased 20,156 square feet, or 15.5% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $134,000 under a lease that expires in December 2024, with no renewal options.  Beall’s leased 13,750 square feet, or 10.6% of the total gross leasable area of this property as of January 28, 2010, paying an annual base rent of approximately $78,000 under a lease that expires in April 2010.  Under the terms of the lease, Beall’s has one three-year option to renew through April 2013.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Polo Grounds Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	3	16,590	125,158	8%
2011	—	—	—	—
2012	1	1,000	31,800	3%
2013	3	4,850	105,138	7%
2014	8	22,604	307,031	21%
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	2	5,750	94,340	6%
2019	—	—	—	—

The table below sets forth certain historical information with respect to the occupancy rate at Polo Grounds Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	90.1%	$13.41
2008	87.3%	$12.23
2007	83.8%	$11.87
2006	77.7%	$6.19
2005	80.0%	$6.20

We believe that Polo Grounds Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of Polo Grounds Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $336,000.  The amount of real estate taxes paid was calculated by multiplying Polo Grounds Shopping Center’s assessed value by a tax rate of 0.019%.  For federal income tax purposes, the depreciable basis in this property will be approximately $9.1 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Publix Shopping Center.  We are evaluating the purchase of a fee simple interest in a 78,820 square foot grocery-anchored retail center known as the Publix Shopping Center located in St. Cloud, Florida.  IREA has entered into an agreement to acquire the property from St. Cloud-192, LLC, an unaffiliated third party (the “Publix Seller”), for approximately $9.4 million in cash.  We do not believe closing costs will exceed $75,000.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and the Publix Seller.  If we acquire the property, we will fund approximately $2.0 million of the purchase price with proceeds from our offering and will assume a loan secured by a first mortgage on the property, with a remaining principal balance of approximately $7.4 million.  This loan bears interest at a fixed rate equal to 5.90% per annum, amortizing over thirty years, and will require us to make payments of principal and interest on a monthly basis through maturity on May 1, 2014.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

•                  The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (54,379 square feet).  See the discussion regarding Pleasant Hill Commons for additional information about Publix.

•                  The property is located directly across from a Wal-Mart Supercenter and a Home Depot.

•                  The property was constructed in 2003.

As of January 28, 2010, the Publix Shopping Center was 98.5% leased to fifteen tenants.  The weighted-average remaining lease term for the tenants occupying the property as of January 28, 2010 was approximately eleven years.  Each tenant is required to pay its proportionate share of real estate taxes, insurance and CAM costs.

As of January 28, 2010, Publix leased 54,379 square feet, or 69.0% of the total gross leasable area of this property, paying an annual base rent of approximately $536,000 under a lease that expires in December 2023.  Under the terms of the lease, Publix has seven five-year options to renew through October 2058.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at the Publix Shopping Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2010	—	—	—	—
2011	2	2,400	47,472	5%
2012	1	1,200	25,800	3%
2013	7	10,110	222,423	22%
2014	4	9,531	171,921	17%
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	—	—	—	—
2019	—	—	—	—

The table below sets forth certain historical information with respect to the occupancy rate at the Publix Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.5%	$12.43
2008	98.5%	$12.80
2007	98.5%	$12.64
2006	98.5%	$12.51
2005	100.0%	$12.45

We believe that the Publix Shopping Center is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are three competitive shopping centers located within approximately five miles of the Publix Shopping Center.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $180,000.  The amount of real estate taxes paid was calculated by multiplying the Publix Shopping Center’s assessed value by a tax rate of 0.019%.  For federal income tax purposes, the depreciable basis in this property will be approximately $6.6 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

This section has been inserted to the prospectus following the section captioned “Description of Real Estate Assets — Potential Investments in Real Estate Assets.”

Merrimack Village Center Loan.  On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., our wholly owned subsidiary and the owner of Merrimack Village Center (referred to herein as the “Merrimack borrower”), entered into a loan with Delta Community Credit Union (referred to herein as the “Merrimack lender”) for approximately $5.4 million, secured by Merrimack Village Center.  The loan bears interest at a fixed rate equal to 6.5% per annum.  The Merrimack borrower is required to make monthly interest-only payments for the first twenty-four months of the term of the loan, and then must make monthly payments of principal and interest, based on a thirty year amortization schedule, until maturity on March 1, 2015.  Upon maturity, the Merrimack borrower is required to pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due and payable.  The Merrimack borrower may prepay any or all of the unpaid principal balance of the loan without penalty or premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations and warranties, including with respect to the environmental aspects of Merrimack Village Center, and borrowing conditions, all as set forth in the documents.  The loan documents also contain various customary events of default, including, among others: failing to pay principal and interest; breaching the representations or warranties contained in the loan documents; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, the Merrimack lender may declare the entire outstanding balance of the loan to be immediately due and payable, including all accrued and unpaid interest.

In connection with the loan, we have guaranteed the payment of the Merrimack borrower’s recourse liabilities.  For purposes of this guaranty, the Merrimack borrower’s recourse liabilities are described as the Merrimack borrower’s personal liability for losses incurred by the Merrimack lender as a result of the Merrimack borrower’s non-payment of the loan due to: (1) fraud or intentional misrepresentation by the Merrimack borrower or us in connection with obtaining the loan; (2) physical waste of the property; (3) certain insurance proceeds not being applied in accordance with the terms of loan documents; or (4) misappropriation of tenant security deposits and rents collected in advance, or of funds held by the Merrimack borrower for the benefit of another party.  Pursuant to this guaranty, the Merrimack lender is under no obligation to pursue its rights against the Merrimack borrower or any of the Merrimack borrower’s collateral before pursuing its rights against us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following updates the discussion contained in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 146 of the prospectus.

Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should” and “could.”  We intend that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements involve numerous risks and uncertainties that could cause our actual results to be materially different from those set forth in the forward-looking statements.  The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of our prospectus.

The following discussion and analysis relates to the three and nine months ended September 30, 2009, the three months ended September 30, 2008 and the period from June 30, 2008 (inception) through September 30, 2008 and as of September 30, 2009 and December 31, 2008.  You should read the following discussion and analysis along with our Financial Statements and the related notes included in our prospectus, as supplemented.

Liquidity and Capital Resources

Our principal demand for funds will be to acquire real estate assets and securities, to pay operating expenses, interest on our outstanding indebtedness and to make distributions to our stockholders.  We will generally fund our cash needs for items other than asset acquisitions from operations.  Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our Business Manager and Inland Real Estate Acquisitions, or “IREA,” will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than those earned on real estate assets.  These lower returns may affect our ability to make distributions.

Potential future sources of liquidity include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed cash flow from operations (funds from operations).  If necessary, we may use financings or other sources of liquidity (capital) in the event of unforeseen significant capital expenditures. We have not identified any sources for these types of financings.

As of September 30, 2009, we received offering proceeds, net of commissions, the marketing contribution and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, totaling $2,658,866 from the sale of our stock.

Through September 30, 2009, our liquidity needs have primarily been to pay for organization and offering costs.   IREIC has advanced $2,223,800 to us for those requirements.

In addition to distributions declared for the month of October 2009, the following distributions have also been declared by our board of directors:

•                  For stockholders of record between November 1, 2009 and November 30, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365- day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on December 3, 2009.

•                  For stockholders of record between December 1, 2009 and December 31, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365- day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on January 4, 2010.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to pay these distributions will be funded from capital contributions that IREIC has advised us that it intends to fund.  IREIC will not receive any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.

Stockholder liquidity: We will provide the following programs to facilitate investment in the shares and to provide limited liquidity for stockholders until such time as a market for the shares develops, if at all:

The distribution reinvestment plan will allow stockholders who purchased shares pursuant to our offering to automatically reinvest distributions by purchasing additional shares from us. Such purchases will not be subject to selling commissions or marketing contribution and due diligence expense allowance and will be sold at a price of $9.50 per share.

The share repurchase program will provide existing stockholders with limited interim liquidity by enabling them to sell shares back to us. The prices at which shares may be sold back to us are as follows:

•                  $9.00 per share for stockholders who have owned their shares for at least one year, but less than five years, and

•                  $9.50 per share for stockholders who have owned their shares for at least five years.

Shares repurchased by us will not be available for resale.  During any offering period, the repurchase price will be equal to or below the price of the shares specified in the offering.  However, if a stockholder dies prior to or after owning the shares for one year, the one-year holding period will not be applicable, and any shares held for less than one year by the deceased will, subject to the conditions of the program, be repurchased at a price equal to $9.00 per share.

In the case of any repurchases other than upon the death of a stockholder, we are authorized to use only the proceeds from our distribution reinvestment plan during that month and we will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous calendar year.  In the case of repurchases made upon the death of a stockholder, we are authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the distribution reinvestment plan nor the 3% limit will apply.

Cash Flow Analysis

We have not realized any cash flows from net rental income as of September 30, 2009. Our only cash flows from operating activities has been $81 in interest earned on the short term investment of our cash, over the past several months.

We have used $1,000 in cash flows from investing activities through September 30, 2009, which consists of an investment in a related party.

The net cash flows from financing activities for the nine months ending September 30, 2009, totals $2,277,742 and consists primarily of $2,719,618 from the sale of our stock, $1,192,693 advanced from IREIC, net of $1,775,639 used to pay offering costs.

As of September 30, 2009, we had not paid any distributions.

Results of Operations

We intend to use the proceeds of our offering to acquire interests in commercial real estate, including acquiring REITs or other “real estate operating companies,” and other real estate assets such as joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans to third parties or to related parties of, or entities sponsored by, IREIC.  Our primary investment objectives are to balance investing in real estate assets that produce attractive current yields and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders.

As of September 30, 2009, we had not acquired any real estate assets.

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, has promulgated a standard known as “Funds from Operations,” or “FFO,” which it believes more accurately reflects the operating performance of a REIT such as us. As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest.  FFO is not intended to be an alternative to “Net Income” as an indicator of our performance nor to “Cash Flows from Operating Activities” as determined by GAAP as a measure of our capacity to pay distributions.  Because FFO excludes depreciation and amortization unique to real estate, gains from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

We will offer this measure to assist the users of our financial statements under GAAP, but FFO is not a financial measure recognized under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. In addition, our calculation of FFO is not necessarily comparable to FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. These measures should not be relied upon as a substitute for any GAAP measure, including net income.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or “GAAP,” requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes.  This section discusses those critical accounting policies and estimates which may impact our financial reporting in future periods.  These judgments may result from the need to make estimates about the effect of matters that are inherently uncertain. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates.  This discussion summarizes our current views on what is expected to be taken into consideration upon the application of those policies.

Acquisition of Investment Property

We will be required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms.  In addition, we will be required to allocate a portion of the purchase price to the value of customer relationships, if any.  The allocation of the purchase price is an area that requires judgment and significant estimates.  We will use the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation to land and building and improvements.  The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant.  We also will allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values.  We also will evaluate each acquired lease based upon current market rates at the acquisition date and we will consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.  After an acquired lease is determined to be above or below market lease costs, we will allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate.  The determination of the discount rate used in the present value calculation is based upon the “risk free rate.”  This discount rate is a significant factor in determining the market valuation which will require our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.  We will determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.

Impairment of Investment Property

We will assess the carrying value of each investment property on a quarterly basis to determine if indicators of impairment exist.  If events or circumstances support the possibility of impairment we will prepare a projection of the undiscounted future cash flows of the investment property to determine if the investment is recoverable.  If impairment is indicated, an adjustment will be made to the carrying value of the investment property to reduce the carrying value to its current fair value.  The valuation and possible subsequent impairment of each investment property is a significant estimate that can and may change based on our continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

In addition, we will evaluate our equity method investments for impairment indicators.  The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Cost Capitalization and Depreciation Policies

Costs incurred in connection with the acquisition of investment property will be expensed as incurred.

We will review all expenses, paid at the property level and capitalize items which are deemed to be an upgrade or a tenant improvement.  These costs will be capitalized and included in the investment properties classification as an addition to buildings and improvements.

Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of thirty years for buildings and improvements, and five to fifteen years for site improvements.  Furniture, fixtures and equipment will be depreciated on a straight-line basis over five to ten years.  Tenant improvements will be depreciated on a straight line basis over the lesser of the term of the lease or the life of the asset. The portion of the purchase price allocated to acquired above market costs and acquired below market costs will be amortized on a straight-line basis over the term of the related lease as an adjustment to net rental income.  Acquired in-place lease costs, other leasing costs, and tenant improvements will be amortized on a straight-line basis over the term of the related lease as a component of amortization expense.  The portion of the purchase price allocated to acquired in-place lease costs will be amortized on a straight line basis over the term of the related lease.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Investment in Marketable Securities

We will assess our investments in marketable securities for changes in the market value of the investments.   A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value.  The impairment will be charged to earnings and a new cost basis for the security will be established.  To determine whether an impairment is other-than-temporary, we will consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.  We will consider the following factors in evaluating our securities for impairments that are other than temporary:

•                  declines in the REIT and overall stock market relative to our security positions;

•                  the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

•                  future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

•                  duration of the decline in the value of the securities.

Revenue Recognition

We will commence revenue recognition on our leases based on a number of factors.  In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date.  The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins.  If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements.  We will consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes.  These factors include:

•                  whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•                  whether the tenant or landlord retains legal title to the improvements;

•                  the uniqueness of the improvements;

•                  the expected economic life of the tenant improvements relative to the length of the lease; and

•                  who constructs or directs the construction of the improvements.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements will be recorded as deferred rent receivable and will be included as a component of accounts and rents receivable in the accompanying balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  We periodically will review the collectability of outstanding receivables.  Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred.  We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ materially from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.

We will recognize lodging operating revenue on an accrual basis consistent with operations.

Partially-Owned Entities

We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity or have substantial influence and control of the entity.  There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity.  If we consolidate an entity, the assets, liabilities and results of operations of a variable interest entity will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we will use the equity method of accounting.  Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our statements of operations.  Additionally, our net investment in the joint venture would be reflected as investment in and advances to joint venture as an asset on the balance sheets.

Acquisition of Businesses

Acquisitions of businesses, if any, will be accounted for using purchase accounting.  The assets and liabilities of the acquired entities will be recorded using the fair value at the date of the transaction and allocated to tangible and intangible assets.  Any additional amounts will be allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed.  We will amortize identified intangible assets that are determined to have finite lives, which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired.  Intangible assets subject to amortization will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss will be recognized if the carrying amount of an intangible asset, including the related real estate when appropriate, is not recoverable and the carrying amount exceeds the estimated fair value.

Goodwill

Amounts accounted for as goodwill will not be amortized, but instead evaluated for impairment at least annually.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

Valuation of Accounts and Rents Receivable

We will take into consideration certain factors that require judgments to be made as to the collectability of receivables.  Collectability factors taken into consideration are the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole determines the valuation.

REIT Status

We intend to qualify as a REIT.  In order to qualify as a REIT, we will be required to distribute at least 90% of our REIT taxable income to our stockholders.  We must also meet certain asset and income tests, as well as other requirements.  We will monitor the business and transactions that may potentially impact our REIT status.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expand our real estate investment portfolio and operations.  We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities.  Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy.  If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us.  If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk.  We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.  The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.  Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions.  While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced.  Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

PLAN OF DISTRIBUTION

Representations and Warranties in the Subscription Agreement

The following supplements the discussion contained in the section of our prospectus captioned “Plan of Distribution — Representations and Warranties in the Subscription Agreement,” which begins on page 208 of the prospectus.

All investors, or the persons authorized to sign on their behalf, regardless of the state of residence, must initial each of the representations and warranties contained in the subscription agreement.

Status of the Offering

The following is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

During the month of February 2010, we accepted investors’ subscriptions to this offering and issued approximately 1,314,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $13.1 million.  The following table provides information regarding the total shares sold in our offering as of February 28, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	5,516,329	54,934,200	5,277,303	49,656,897

Shares sold pursuant to our distribution reinvestment plan:	28,469	270,455	—	270,455

Total:	5,564,798	$55,404,655	$5,277,303	$50,127,352

(1)          Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)          Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)          The amount indicated under net proceeds is prior to issuer costs.

EXPERTS

The following updates the section of the prospectus captioned “Experts,” which begins on page 224, and all other similar discussions throughout the prospectus.

The financial statements of Inland Diversified Real Estate Trust, Inc. as of December 31, 2008, and for the period from June 30, 2008 (inception) through December 31, 2008, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The following financial statements have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing:

•                  the Historical Summary of Gross Income and Direct Operating Expenses of Merrimack Village Center for the year ended December 31, 2008; and

•                  the Historical Summary of Gross Income and Direct Operating Expenses of Pleasant Hill Commons for the year ended December 31, 2009.

The audit reports related to the above historical summaries of gross income and direct operating expenses refer to the fact that the statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenues and expenses.

FINANCIAL STATEMENTS

The following financial statements supplement the financial statements contained in the section captioned “Financial Statements,” which begins on page F-1 of the prospectus.

Index to Financial Statements

Page

Inland Diversified Real Estate Trust, Inc.

Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-1

Statements of Operations for the three and nine months ended September 30, 2009 and for the three months ended September 30, 2008 and the period from June 30, 2008 (inception) through September 30, 2008 (unaudited)

F-2

Statement of Stockholders’ Equity (Deficit) for the nine months ended September 30, 2009 (unaudited)	F-3

Statements of Cash Flows for the nine months ended September 30, 2009 and for the period from June 30, 2008 (inception) through September 30, 2008 (unaudited)	F-4

Notes to Financial Statements (unaudited)	F-5

Merrimack Village Center

Independent Auditors’ Report	F-19

Historical Summary of Gross Income and Direct Operating Expenses for the nine month period ended September 30, 2009 (unaudited) and year ended December 31, 2008	F-20

Notes to Historical Summary of Gross Income and Direct Operating Expenses for the nine month period ended September 30, 2009 (unaudited) and year ended December 31, 2008	F-21

Pleasant Hill Commons

Independent Auditors’ Report	F-23

Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 2009	F-24

Notes to Historical Summary of Gross Income and Direct Operating Expenses for the year ended December 31, 2009	F-25

Unaudited Pro Forma Financial Statements

Pro Forma Consolidated Balance Sheet as of September 30, 2009 (unaudited)	F-27

Notes to Pro Forma Consolidated Balance Sheet as of September 30, 2009 (unaudited)	F-29

Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2009 (unaudited)	F-31

Notes to Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2009 (unaudited)	F-33

F-i

Pro Forma Consolidated Statement of Operations for the period from June 30, 2008 (inception) through December 31, 2008 (unaudited)	F-35

Notes to Pro Forma Consolidated Statement of Operations for the period from June 30, 2008 (inception) through December 31, 2008 (unaudited)	F-37

F-ii

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

BALANCE SHEETS

ASSETS

	September 30, 2009 (unaudited)	December 31, 2008

Cash and cash equivalents	$2,371,136	$399,798
Deferred expenses	167,432	—
Investment in related party	1,000	—
Deferred offering costs	48,716	899,163

Total assets	$2,588,284	$1,298,961

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities:
Accrued offering expenses	$395,816	$102,283
Accounts payable	459	35,145
Other liabilities	141,070	—
Due to related parties	2,223,800	1,031,107
Total liabilities	$2,761,145	$1,168,535

Stockholders’ equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding
Common stock, $.001 par value, 2,460,000,000 shares authorized, 293,207 shares issued and outstanding at September 30, 2009 and 20,000 shares issued and outstanding at December 31, 2008	293	20
Additional paid in capital	2,919,325	199,980
Less: offering costs	(2,919,618)	—
Retained earnings deficit	(172,861)	(69,574)

Total stockholders’ equity (deficit)	(172,861)	130,426

Total liabilities and stockholders’ equity (deficit)	$2,588,284	$1,298,961

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENTS OF OPERATIONS

For the three and nine month periods ended September 30, 2009 and for the three months ended

September 30, 2008 and the period from June 30, 2008 (inception) through September 30, 2008 (unaudited)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Period from June 30,2008 (inception) through September 30, 2008

Income:
Interest	$3	$—	$81	$—
	3	—	81	—
Expenses:
Organization	$(13,757)	$2,448	$31,483	$2,448
General and Administrative	58,107	1,742	71,885	1,742
	44,350	4,190	103,368	4,190

Net loss	$(44,347)	$(4,190)	$(103,287)	$(4,190)

Net loss per common share, basic and diluted	$1.55	$.21	$4.51	$.21
Weighted average number of common shares outstanding — basic and diluted	28,604	20,000	22,900	20,000

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the nine months ended September 30, 2009 (unaudited)

	Number of	Common	Additional Paid in	Offering	Retained Earnings
	Shares	Stock	Capital	Costs	Deficit	Total

Balance at December 31, 2008	20,000	$20	$199,980	$—	$(69,574)	$130,426

Net loss for the nine months ended September 30, 2009	—	—	—	—	(103,287)	(103,287)

Proceeds from Offering	273,207	273	2,719,345	(2,919,618)	—	(200,000)

Balance at September 30, 2009	293,207	$293	$2,919,325	$(2,919,618)	$(172,861)	$(172,861)

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

STATEMENT OF CASH FLOWS

For the nine month period ended September 30, 2009 and the period from June 30, 2008 (inception) through

September 30, 2008 (unaudited)

	For the nine months ended September 30, 2009	Period from June 30, 2008 (inception) through September 30, 2008
Cash flows from operating activities:
Net loss	$(103,287)	$(4,190)
Adjustments to reconcile net loss to net cash used in operating activities
Increase in deferred expenses	(167,432)	—
Decrease in accounts payable	(34,686)	—

Net cash flows used in operating activities	(305,405)	(4,190)

Net cash flows from investing activities:
Investment in related party	(1,000)	—

Cash flows from financing activities:
Proceeds from Offering	2,719,618	200,000
Other liabilities	141,070	—
Due to related parties	1,192,693	723,800
Payment of offering costs, net of accrued offering expenses	(1,775,638)	(631,696)

Net cash flows provided by financing activities	2,277,743	292,104

Net increase in cash and cash equivalents	1,971,338	287,914
Cash and cash equivalents at beginning of period	399,798	—

Cash and cash equivalents at end of period	$2,371,136	$287,914

See accompanying notes to financial statements.

Inland Diversified Real Estate Trust, Inc.
(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

September 30, 2009
(Unaudited)

(1)  Organization

Inland Diversified Real Estate Trust, Inc. (the “Company” which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 to acquire and manage a diversified portfolio of commercial real estate investments located in the United States and Canada.  The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company.  The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group (collectively, the “Real Estate Managers”), will serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (the “Shares”) at $10 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and to issue 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company intends to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes.  If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its stockholders.  If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates.  Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

In the opinion of management, the financial statements contain all the adjustments necessary to present fairly the financial positions and results of operations for the periods presented herein. Results of interim periods are not necessarily indicative of the results to be expected for the year.

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program (“SRP”), if requested, subject to, among other conditions, funds being available.  In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month.  In addition, the Company will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous year.   In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 3% limit will apply.  The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange.  In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

The fiscal year-end of the Company is December 31.

Inland Diversified Real Estate Trust, Inc.
(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS
(continued)

September 30, 2009
(Unaudited)

(2)  Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Costs associated with the Offering are deferred and charged against the gross proceeds of the Offering upon the sale of shares.  Formation and organizational costs were expensed as incurred.

Cash and cash equivalents are stated at cost, which approximates fair value.  For purposes of the statement of cash flows, all short-term investments with maturities of three months or less are considered to be cash equivalents.

Publicly traded companies are required to disclose the fair value of financial instruments in interim financial statements, adding to the current requirements to make these disclosures in annual financial statements.

The Company’s financial instruments include cash and cash equivalents, other investments, accrued offering expenses, accounts payable, other liabilities, and due to affiliates.  The carrying values of cash and cash equivalents, accrued offering expenses, accounts payable, other liabilities, and due to affiliates approximates their estimated fair values due to the short maturity of these instruments.  Other investments are carried at cost which approximates estimated fair value.

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts and their respective tax basis.  A valuation allowance is established for uncertainties relating to realization of deferred tax assets. As of September 30, 2009, the Company had a deferred tax asset of $68,712 related to organizational costs for which a valuation allowance was recorded due to current uncertainty of realization.

(3)  Transactions with Related Parties

The Sponsor contributed $200,000 to the capital of the Company for which it received 20,000 shares of common stock.

For the period from June 30, 2008 (inception) through September 30, 2009, the Company had incurred $3,022,805 of offering and organizational costs.  Pursuant to the terms of the Offering, the Business Manager had agreed to reimburse the Company all public offering and organization expenses (excluding sales commissions and the marketing contribution allowance) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1,000, which are accounted for under the cost method.

The due to related parties amount on the accompanying balance sheet represents non-interest bearing advances made by the Sponsor, which the Company intends to pay.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Certain compensation and fees payable to the Business Manager for services to be provided to the Company are limited to maximum amounts.

Non-subordinated payments

Offering Stage

Selling commissions	The Company will pay Inland Securities Corporation, an affiliate of the Business Manager, 7.5% (up to 7% of which may be reallowed to participating dealers) of the sale price for each share sold.

Marketing contribution	The Company will pay a marketing contribution to Inland Securities equal to 2.5% (up to 1.5% of which may be reallowed to soliciting dealers) of the gross offering proceeds from shares sold.

Itemized and detailed due diligence expense reimbursement

The Company will reimburse Inland Securities Corporation and soliciting dealers for bona fide out-of-pocket, itemized and detailed due diligence expenses incurred by these entities, in amounts up to 0.5% of the gross offering proceeds.  These expenses may, in the Company’s sole discretion, be reimbursed from amounts paid or reallowed to these entities as a marketing contribution, or may be reimbursed from issuer costs.

Issuer costs

The Company will reimburse the Sponsor, its affiliates and third parties for costs and other expenses of the offering that they pay on its behalf, in an amount not to exceed 5% of the gross offering proceeds.  Our Business Manager has agreed to pay or reimburse these costs to the Company to the extent they exceed 15% of the gross offering proceeds.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Operational Stage

Acquisition expenses

The Company will reimburse the Business Manager and its affiliates for expenses paid on the Company’s behalf in connection with acquiring real estate assets, regardless of whether the Company acquires the real estate assets.  The Company may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced.

Real estate management fees

Up to 4.5% of the gross income from each property that is managed directly by the Real Estate Managers or their affiliates.  The applicable Real Estate Managers will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation.  This fee may be increased, subject to the approval of a majority of the Company’s independent directors, for certain properties. The Company also will reimburse the Real Estate Managers and their affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Managers and their affiliates except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of any of the Real Estate Managers.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Oversight fee

The Company may pay up to 1% of the gross income from each property that is managed directly by entities other than the Real Estate Managers or their affiliates. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limitation.  The Company also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Managers and their affiliates except for the salaries and benefits of persons who also serve as one of the Company’s executive officers or as an executive officer of any of the Real Estate Managers.

In addition, with respect to any property that is managed directly by entities other than the Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, the Company may pay a monthly oversight fee based upon the “hourly billing rate” of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for the Company in respect of that property.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

For these purposes, the “hourly billing rate” approximates the hourly cost to the Real Estate Managers to provide services to the Company based on the amount of salaries, bonuses and benefits paid to or for the employees of the Real Estate Manager providing the services; and an allocation for overhead including rent, materials, fees, taxes, and other operating expenses incurred by the Real Estate Manager in operating its business, except for certain direct expenses for which the Company reimburses the Real Estate Managers.

Except as otherwise approved by a majority of the Company’s independent directors, the total fees paid to the Real Estate Managers for managing an asset, including oversight fees, will not exceed 4.5% of the gross income generated by the applicable property.

Brokerage fees

The Company will pay Inland Financial Products, Inc. or its affiliate a brokerage fee for facilitating transactions in real estate related-loans and commercial mortgage-based securities, in an amount up to 1% of the purchase price of the loans or commercial mortgage backed securities.  In respect of any acquisition of a real estate-related loan or commercial mortgage-backed securities, the total brokerage fee paid plus the amount of acquisition expenses reimbursed may not exceed the 6% limits on acquisition expenses.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Purchasing, selling and servicing mortgages fees	0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced. In addition, 0.2% of the principal amount of each loan placed for the Company.

Reimbursable expenses for providing ancillary services

The Company will reimburse the Business Manager and its affiliates for any expenses that they pay or incur in providing ancillary services to the Company, including the costs of salaries and benefits of persons employed by these entities and performing services for the Company.  The Company will not reimburse for the costs of salaries and benefits of persons who also serve as one of the Company’s executive officers, except for the Secretary, or as an executive officer of any of the Real Estate Managers.

Investment advisor fee

The Company will pay monthly fees at an annual rate equal to 1% of the first $1 to $5 million of marketable securities under management, 0.85% of marketable securities from $5 to $10 million, 0.75% of marketable securities from $10 to $25 million, 0.65% of marketable securities from $25 to $50 million, 0.60% of marketable securities from $50 to $100 million and 0.50% of marketable securities above $100 million.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Institutional investment fee

The Company will pay Inland Institutional Capital Partners Corporation, or “ICAP,” a fee for identifying unaffiliated institutional partners and operating partners with whom it may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements.  The Company will pay ICAP an advisory fee for the time that ICAP spends targeting and qualifying potential partners and providing related services to the Company, at a rate equal to $250 per hour for ICAP’s principals and $100 per hour for ICAP’s other employees.  The advisory fee will be paid in arrears on a quarterly basis.  In addition, in the event that ICAP identifies an institutional unaffiliated partner or operating partner with whom the Company actually enters into a definitive agreement, the Company will pay ICAP an investment fee of 0.35% of the amount paid by a new partner to the joint venture or other arrangement and 0.25% of amounts paid by partners that have already invested in a joint venture with the Company.  The investment will be offset by the hourly advisory fee described above.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Property disposition fee

The Company will pay Inland Real Estate Brokerage or an affiliate an amount equal to the lesser of:

•      3% of the contract sales price of the property; or

•      50% of the customary commission which would be paid to a third party broker for the sale of a comparable property.

The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Subordinated Payments

Operational Stage

Business management fee

Subject to satisfying the criteria described below, the Company will pay the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets,” calculated as follows:

(1)     if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)     if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

(3)     if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)     if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid.  If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.  The Company also will reimburse the Business Manager or any affiliate for all expenses that it, or any affiliate including the Sponsor, pays or incurs on our behalf including the salaries and benefits of persons employed by the Business Manager or its affiliates and performing services for the Company except for the salaries and benefits of persons who also serve as one of the executive officers of the Company or the Business Manager or its affiliates.  For these purposes, secretary will not be considered an “executive officer.”

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

Incentive fee

After the stockholders have first received, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, their “invested capital,” the Company will pay the Business Manager an incentive fee equal to 15% of the net proceeds from the sale of its real estate assets, including assets owned by a REIT or other real estate operating company that was acquired and operates as a subsidiary.

Listing fee

Upon a “liquidity event,” the Company will pay its Business Manager a listing fee equal to 15% of the amount by which (1) the “market value” of the outstanding shares of its common stock, or the common stock of its subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to the Company’s stockholders in order to pay them the “priority return” from inception through the date that market value is determined.  In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the fee will be paid at the time that we have paid the total distributions required to be paid to stockholders in order to pay them the priority return, calculated as described herein.

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

As used herein, a “liquidity event” means a listing or any merger, reorganization, business combination, share exchange, acquisition or other similar transaction in which the Company’s stockholders receive cash or the securities of another issuer that are listed on a national securities exchange, as full or partial consideration for their shares.  “Market value” means the value measured in connection with a liquidity event determined as follows: (1) in the case of the listing of the Company’s shares, or the shares of the common stock of any of the Company’s subsidiaries, on a national securities exchange, by taking the average closing price over the period of thirty consecutive trading days during which the Company’s shares, or the shares of the common stock of its subsidiary, as applicable, are eligible for trading, beginning on the 180th day after the applicable listing or (2) in the case of the receipt by the Company’s stockholders of securities of another entity that are trading on a national securities exchange prior to, or that become listed concurrent with, the consummation of the liquidity event, as follows: (a) in the case of shares trading before consummation of the liquidity event, the value ascribed to the shares in the transaction giving rise to the liquidity event; and (b) in the case of shares which become listed concurrent with the closing of the transaction giving rise to the liquidity event, the average closing price over the period of thirty consecutive trading days during which the shares are

Inland Diversified Real Estate Trust, Inc.

(A Maryland Corporation)

NOTES TO FINANCIAL STATEMENTS

(continued)

September 30, 2009

(Unaudited)

eligible for trading, beginning on the 180th day after the applicable listing.  In addition, any cash consideration received by the Company’s stockholders in connection with any liquidity event will be added to the market value determined in accordance with clause (1) or (2). Finally, for these purposes, “priority return” means, on an aggregate basis, a 6% per annum cumulative, non-compounded return on aggregate invested capital.

(4) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to September 30, 2009 through November 13, 2009, the date of issuance of the financial statement, for potential recognition or disclosure in these financial statements.

On October 14, 2009, the Company’s board of directors declared distributions payable to stockholders of record each day beginning on the close of business on October 15, 2009 through the close of business on December 31, 2009, plus an additional distribution to all stockholders of record on October 14, 2009.  Distributions will be paid monthly in arrears as follows:

•      For stockholders of record between October 15 and October 31, 2009, distributions paid equaled a daily amount that, if paid each day for a 365-day period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day.

•      For stockholders of record on October 14, 2009, an additional distribution was paid in an amount equal to $0.02301376 per share, which equates to $0.00164384 per day for the first fourteen days of October.

•      Total distributions declared for the month of October, in the amount of $28,028, were paid on November 3, 2009.

The Company will not use any of the net proceeds from the offering to fund these distributions.

On October 20, 2009, the Company placed on deposit $2,500,000 in a money market account maintained at a bank which is owned by parties affiliated with our Sponsor.

As of November 12, 2009, the Company has raised net capital of $11,691,957 from the offering of shares.

KPMG LLP

Suite 1100, Independent Square

One Independent Drive

Jacksonville, FL 32201-0190

Independent Auditors’ Report

The Board of Directors

Inland Diversified Real Estate Trust, Inc.

Regency Centers, L.P.

We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) of Merrimack Village Center (the Property) for the year ended December 31, 2008. This Historical Summary is the responsibility of management of Regency Centers, L.P. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for the inclusion in a Form 8-K/A of Inland Diversified Real Estate Trust, Inc., to be filed with the Securities and Exchange Commission, as described in note 2. It is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in note 2 of the Merrimack Village Center for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

January 21, 2010
Jacksonville, Florida
Certified Public Accountants

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

MERRIMACK VILLAGE CENTER

Historical Summary of Gross Income and Direct Operating Expenses

For the Nine Month Period Ended September 30, 2009 (unaudited) and

Year Ended December 31, 2008

	Nine Months ended September 30, 2009 (unaudited)	December 31, 2008
Gross Income:
Base rental income	$729,704	931,834
Operating expense, insurance, and real estate tax recoveries	253,074	333,912
Other income	11,277	32,698

Total gross income	994,055	1,298,444

Direct operating expenses:
Operating expenses	189,312	233,521
Insurance	20,418	24,412
Real estate taxes	166,643	218,655

Total direct operating expenses	376,373	476,588

Excess of gross income over direct operating expenses	$617,682	821,856

See accompanying notes to historical summary of gross income and direct operating expenses.

MERRIMACK VILLAGE CENTER

Notes to Historical Summary of Gross Income and Direct Operating Expenses

For the Nine Month Period Ended September 30, 2009 (unaudited) and

Year Ended December 31, 2008

(1)           Business

Merrimack Village Center (the Property) is located in Merrimack, New Hampshire. The Property has approximately 85,000 square feet of gross leasable area and was 80% occupied at December 31, 2008. The Property is leased to a total of 11 tenants, of which 1 tenant accounted for approximately 64% of base rental revenue for the year ended December 31, 2008. Inland Diversified Real Estate Trust, Inc. (IDRETI), through its wholly owned subsidiary Inland Diversified Merrimack Village, LLC, acquired the Property on December 11, 2009 from Regency Centers, L.P., an unaffiliated third party.

(2)           Basis of Presentation

The Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission (SEC) Regulation S-X and for inclusion in a Form 8-K/A of IDRETI to be filed with the SEC and is not intended to be a complete presentation of the Property’s revenues and expenses. The Historical Summary has been prepared on the accrual basis of accounting and requires management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3)           Gross Income

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as operating leases. The leases include provisions under which the Property is reimbursed for common area, real estate tax, and insurance expenses. Revenue related to these reimbursed expenses is recognized in the period the applicable expenses are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates. The Property’s lease agreement with its anchor tenant contains a provision for percentage rent if 1% of the anchor tenants’ total reportable sales exceeds the minimum annual rent. There were no percentage rent amounts recognized by the Property during 2008 and 2009 (unaudited).

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income accrues for the full period of occupancy on a straight-line basis. Related adjustments increased base rental income by $96,578 for the year ended December 31, 2008 and increased base rental income by $65,724 (unaudited) for the nine month period ended September 30, 2009.

MERRIMACK VILLAGE CENTER

Notes to Historical Summary of Gross Income and Direct Operating Expenses

For the Nine Month Period Ended September 30, 2009 (unaudited) and

Year Ended December 31, 2008

Minimum rents to be received from tenants under operating leases, with remaining lease terms ranging from 2 to 19 years, as of December 31, 2008, are as follows:

Year
2009	$877,538
2010	916,714
2011	890,959
2012	901,911
2013	884,854
Thereafter	9,924,384

$14,396,360

(4)           Direct Operating Expenses

Direct operating expenses include only those expenses expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Expenses such as depreciation, amortization, interest expense related to mortgage debt not assumed, and professional fees are excluded from the Historical Summary. Management fees of 4% of operating revenues, as defined, are charged to the Property by a related party, Regency Centers, L.P., and are included in operating expenses and in operating expense recoveries in the Historical Summary of Gross Income and Direct Operating Expenses. These management fees may not be comparable to management fees charged to the property by IDRETI.

Independent Auditors’ Report

The Board of Directors
Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) of Pleasant Hill Commons (the Property) for the year ended December 31, 2009. This Historical Summary is the responsibility of management of Inland Diversified Real Estate Trust, Inc. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for the inclusion in the Post Effective Amendment No. 1 to Form S-11 of Inland Diversified Real Estate Trust, Inc., to be filed with the Securities and Exchange Commission, as described in note 2. It is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in note 2 of Pleasant Hill Commons for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago Illinois

February 18, 2010

PLEASANT HILL COMMONS

Historical Summary of Gross Income and

Direct Operating Expenses

Year Ended December 31, 2009

Gross income:
Base rental income	$1,083,023
Operating expense, insurance, and real estate tax recoveries	355,488
Other income	3,651

Total gross income	1,442,162

Direct operating expenses:
Operating expenses	147,590
Insurance	35,156
Real estate taxes	158,653
Sales taxes	82,071

Total direct operating expenses	423,470

Excess of gross income over direct operating expenses	$1,018,692

See accompanying notes to historical summary of gross income and direct operating expenses.

PLEASANT HILL COMMONS

Notes to Historical Summary of Gross Income and
Direct Operating Expenses

December 31, 2009

(1)           Business

Pleasant Hill Commons (the Property) is located in Kissimmee, Florida. The Property has approximately 71,000 square feet of gross leasable area and was 100% leased at December 31, 2009. The Property is leased to a total of 19 tenants, of which 1 tenant accounted for approximately 42% of base rental revenue for the year ended December 31, 2009. Inland Diversified Real Estate Trust, Inc. (IDRETI), through its wholly owned subsidiary Inland Diversified Kissimmee Pleasant Hill, LLC, acquired the Property on February 18, 2009 from MCP Retail, LLC (MCP), an unaffiliated third party.

(2)           Basis of Presentation

The Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3 14 of the Securities and Exchange Commission (SEC) Regulation S X and for inclusion in the Post Effective Amendment No.1 to Form S-11 of IDRETI to be filed with the SEC and is not intended to be a complete presentation of the Property’s revenues and expenses. The Historical Summary has been prepared on the accrual basis of accounting and requires management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3)           Gross Income

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as operating leases. The leases include provisions under which the Property is reimbursed for common area, real estate tax, and insurance expenses. Revenue related to these reimbursed expenses is recognized in the period the applicable expenses are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates.

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income accrues for the full period of occupancy on a straight line basis. Related adjustments increased base rental income by $92,901 for the year ended December 31, 2009.

Minimum rents to be received from tenants under operating leases, with remaining lease terms ranging from 2 to 19 years, as of December 31, 2009, are as follows:

Year:
2010	$1,164,236
2011	1,175,994
2012	1,161,897
2013	1,051,702
2014	794,720
Thereafter	7,980,661
$13,329,210

PLEASANT HILL COMMONS

Notes to Historical Summary of Gross Income and
Direct Operating Expenses

December 31, 2009

(4)           Direct Operating Expenses

Direct operating expenses include only those expenses expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Expenses such as depreciation, amortization, interest expense related to mortgage debt not assumed, and professional fees are excluded from the Historical Summary. Management fees of 3% of cash receipts are charged to the Property by a related party, Michael Collard Properties, Inc. (Collard), and are included in operating expense recoveries and expenses in the Historical Summary. These management fees may not be comparable to management fees charged to the Property by IDRETI.

The Property presents the state and county sales taxes due from the tenants and due to the respective state or county government on a gross basis. For the year ended December 31, 2009, the Property has recorded sales tax recovery revenue and expense of approximately $82,000 in the Historical Summary.

(5)           Related-Party Transactions

Collard, an affiliate of MCP, provided property management services to the Property. Collard and MCP established an agreement in which the Property would pay a management fee of 3% of cash receipts earned by the Property. The Property incurred management fees of approximately $38,000, which is included in operating expenses for the year ended December 31, 2009.

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Balance Sheet

September 30, 2009

(unaudited)

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the acquisitions had occurred on September 30, 2009.

This unaudited Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been at September 30, 2009, nor does it purport to represent our future financial position. Pro forma adjustments have been made for the properties that were purchased subsequent to September 30, 2009. The pro forma adjustments were made for Merrimack Village Center and Pleasant Hill Commons. The Company does not consider any potential property acquisitions to be probable under Rule 3-14 of Regulation S-X.

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Balance Sheet

September 30, 2009

(unaudited)

		Pro Forma
	Historical (A)	Adjustments	Pro Forma
Assets
Net investment properties (B) (C) (E)	$—	18,960,590	$18,960,590
Cash and cash equivalents (G)	2,371,136	28,687,567	31,058,703
Accounts and rents receivable	—	—	—
Investment in related party	1,000	—	1,000
Intangible assets, net (B) (C) (E)	—	3,182,739	3,182,739
Deferred expenses	167,432	—	167,432
Deferred offering costs	48,716	—	48,716
Loan fees, net (H)	—	60,080	60,080
Other assets	—	—	—

Total assets	$2,588,284	50,890,976	$53,479,260
Liabilities and Stockholders’ Equity (Deficit)

Mortgage payable (B) (C)	—	5,445,000	5,445,000
Accrued offering expense	395,816	—	395,816
Accrued interest payable	—	29,494	29,494
Accounts payable and accrued expenses	459	—	459
Advance rent and other liabilities	141,070	—	141,070
Intangible liabilities, net (B) (C) (E)	—	488,803	488,803
Due to related parties	2,223,800	—	2,223,800
Total liabilities	2,761,145	5,963,297	8,724,442

Stockholders’ equity (deficit)
Preferred stock	—	—	—
Common stock (D)	293	5,014	5,307
Additional paid in capital (D)	2,919,325	49,905,922	52,825,247
Less: offering costs (D)	(2,919,618)	(4,983,257)	(7,902,875)
Accumulated distributions in excess of net loss (F)	(172,861)	—	(172,861)
Total stockholders’ equity (deficit)	(172,861)	44,927,679	44,754,818

Total liabilities and stockholders’ equity (deficit)	$2,588,284	50,890,976	$53,479,260

See accompanying notes to pro forma consolidated balance sheet.

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Balance Sheet

September 30, 2009

(unaudited)

(A)          The historical column represents the Company’s Consolidated Balance Sheet as of September 30, 2009 as filed with the Securities Exchange Commission on Form 10-Q.

(B)          The pro forma adjustments column include adjustments related to our acquisitions which is detailed below as follows:

	Merrimack Village Center	Pleasant Hill Commons	Pro Forma Adjustments
Net investment properties	$8,065,534	10,895,056	$18,960,590

Intangible assets, net	1,942,902	1,239,837	3,182,739

Intangible liabilities, net	488,803	—	488,803

Mortgage payable	5,445,000	—	5,445,000

(C)          The proforma adjustments reflect the acquisition of the following properties by the Company. The mortgage payable represents a mortgage obtained from a third party.  No proforma adjustment has been made for prorations or other closing costs as the amounts are not significant.

Purchases	Acquisition Price	Mortgage Payable
Merrimack Village Center	$9,519,633	$5,445,000
Pleasant Hill Commons	12,134,893	—
	$21,654,526	$5,445,000

Allocation of net investments in properties:
Land	$7,500,000
Building and improvements	11,460,590
Intangible assets, net	3,182,739
Intangible liabilities, net	(488,803)
Total	21,654,526

Allocations are preliminary and subject to change.

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Balance Sheet

September 30, 2009

(unaudited)

(D)          Additional offering proceeds of $44,927,679, net of additional offering costs of $4,983,257, are reflected as received as of September 30, 2009 based on offering proceeds actually received as of February 19, 2010.  Offering costs consist principally of registration costs, printing and selling costs, including commissions.

(E)           Acquired intangibles represent above and below market leases and the difference between the property valued with existing in-place leases and the property valued as if vacant.  The value of  the acquired intangibles will be amortized over the lease term.  Allocations are preliminary and  subject to change.

(F)           No proforma assumptions have been made for the additional payment of distributions resulting from the additional proceeds raised by the Company.

(G)          Pro forma cash proceeds of $28,687,567 represent the aggregate cash proceeds received from the issuance of equity and mortgage financings through February 19, 2010 less the proforma net acquisition price of investments in real estate.

(H)          Loan fees (net of accumulated amortization) of $60,080 represents loan fees and loan fee deposits applied to the mortgage debt financing as described in (C).

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2009

(unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented to give effect to the acquisition of the properties indicated in Note (B) of the Notes to the Pro Forma Consolidated Statement of Operations as though they occurred on January 1, 2009. Pro forma adjustments have been made for the properties that were purchased subsequent to September 30, 2009. The pro forma adjustments were made for Merrimack Village Center and Pleasant Hill Commons.  The Company does not consider any potential property acquisitions to be probable under Rule 3-14 of Regulation S-X.

This unaudited Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations would have been for the nine months ended September 30, 2009, nor does it purport to represent our future results of operations.

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2009

(unaudited)

		Pro Forma
	Historical	Adjustments
	(A)	(B)	Pro Forma

Rental income (C)	$—	1,548,577	$1,548,577
Tenant recovery income	—	519,690	519,690
Other property income	—	14,015	14,015
Total income	—	2,082,282	2,082,282

Organization	31,483	—	31,483
General and administrative	71,885	—	71,885
Property operating expenses (E)	—	429,287	429,287
Real estate taxes	—	285,633	285,633
Depreciation and amortization (C)	—	487,080	487,080
Total expenses	103,368	1,202,000	1,305,368

Operating income (loss)	(103,368)	880,282	776,914

Interest income	81	—	81
Interest expense (F)	—	278,995	278,995

Net income (loss) applicable to common shares	$(103,287)	601,287	$498,000

Net income (loss) available to common shareholders per common share, basic and diluted (D)	$(4.51)		$0.09

Weighted average number of common shares outstanding, basic and diluted (D)	22,900		5,306,523

See accompanying notes to pro forma consolidated statement of operations.

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2009

(unaudited)

(A)                             The historical column represents the Company’s Consolidated Statement of Operations for the nine months ended September 30, 2009 as filed with the Securities Exchange Commission on Form 10-Q.

(B)                               Total pro forma adjustments for acquisitions consummated as of February 19, 2010 are as though the properties were acquired January 1, 2009.

Unaudited combined gross income and direct operating expenses presented from January 1, 2009 through the date of acquisition is based on information provided by the seller for the following properties:

Merrimack Village Center

Pleasant Hill Commons

The pro forma adjustments for the nine months ended September 30, 2009 are composed of the following adjustments:

	Merrimack Village Center	Pleasant Hill Commons	Pro Forma Adjustments

Rental income	$748,494	800,083	$1,548,577
Tenant recovery income	253,074	266,616	519,690
Other property income	11,277	2,738	14,015
Total income	1,012,845	1,069,437	2,082,282

Property operating expenses	214,450	214,837	429,287
Real estate taxes	166,643	118,990	285,633
Depreciation and amortization	259,157	227,923	487,080
Total expenses	640,250	561,750	1,202,000

Operating income	372,595	507,687	880,282

Interest expense	278,995	—	278,995

Net income applicable to common shares	$93,600	507,687	601,287

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Statement of Operations

For the nine months ended September 30, 2009

(unaudited)

(C)                               Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of 30 years for buildings and improvements and 15 years for site improvements.  That portion of the purchase price allocated to above or below lease intangibles will be amortized on a straight-line basis over the life of the related leases as an adjustment to rental income.  In-place lease intangibles will be amortized on a straight-line basis over the life of the related leases as a component of amortization expense.  The purchase price allocation for pro forma financial statement purposes are preliminary and may be subject to change.

(D)                              The pro forma weighted average shares of common stock outstanding for the nine months ended September 30, 2009 was calculated assuming sufficient shares were sold to generate enough proceeds to purchase each of the properties were issued on January 1, 2009.

(E)                                Management fees are calculated as 4.5% of gross revenues pursuant to the management agreement and are included in property operating expenses.  For the period from June 30, 2008 (inception) through December 31, 2008, pro forma property operating expenses included incremental management fees of $20,944.

(F)                                The pro forma adjustments relating to incremental interest expense were based on the following debt terms:

	Principal Balance	Interest Rate	Maturity Date
Merrimack Village Center	5,445,000	6.50%	March 1, 2015

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the period from June 30, 2008 (inception) through December 31, 2008

(unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented to give effect to the acquisition of the properties indicated in Note (B) of the Notes to the Pro Forma Consolidated Statement of Operations as though they occurred on June 30, 2008 or the date significant operations commenced.  Pro forma adjustments have been made for the properties that were purchased subsequent to December 31, 2008. The pro forma adjustments were made for Merrimack Village Center and Pleasant Hill Commons.  The Company does not consider any potential property acquisitions to be probable under Rule 3-14 of Regulation S-X.

This unaudited Pro Forma Consolidated Statement of Operations is not necessarily indicative of what the actual results of operations would have been for the period June 30, 2008 (inception) through December 31, 2008, nor does it purport to represent our future results of operations.

Inland Diversified Real Estate Trust, Inc.

Pro Forma Consolidated Statement of Operations

For the period from June 30, 2008 (inception) through December 31, 2008

(unaudited)

		Pro Forma
	Historical	Adjustments
	(A)	(B)	Pro Forma

Rental income (C)	$—	772,842	$772,842
Tenant recovery income	—	213,382	213,382
Other property income	—	18,175	18,175
Total income	—	1,004,399	1,004,399

Organization	22,988	—	22,988
General and administrative	46,586	—	46,586
Property operating expenses (E)	—	269,825	269,825
Real estate taxes	—	188,655	188,655
Depreciation and amortization (C)	—	324,719	324,719
Total expenses	69,574	783,198	852,772

Operating income (loss)	(69,574)	221,201	151,627

Interest expense (F)	—	187,963	187,963

Net income (loss) applicable to common shares	$(69,574)	33,238	$(36,336)

Net income (loss) available to common shareholders per	$(3.48)	—	$(0.01)
common share, basic and diluted (D)
Weighted average number of common shares
outstanding, basic and diluted (D)	20,000	—	5,306,523

See accompanying notes to pro forma consolidated statement of operations.

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Statement of Operations

For the period from June 30, 2008 (inception) through December 31, 2008

(unaudited)

(A)                             The historical column represents the Company’s Consolidated Statement of Operations for the period June 30, 2008 (inception) through December 31, 2008 as filed with the Securities Exchange Commission.

(B)                               Total pro forma adjustments for acquisitions consummated as of February 19, 2010 are as though the properties were acquired June 30, 2008 (inception).

Unaudited combined gross income and direct operating expenses presented from June 30, 2008 through December 31, 2008 is based on information provided by the seller for Merrimack Village Center.

For Pleasant Hill Commons, unaudited gross income and direct operating expenses presented from June 30, 2008 (inception) through December 31, 2008 and are based on management’s estimate at the property’s operations for such period.

The pro forma adjustments are composed of the following adjustments:

	Merrimack Village Center	Pleasant Hill Commons	Pro Forma Adjustments

Rental income	$478,444	294,398	$772,842
Tenant recovery income	166,956	46,426	213,382
Other property income	16,349	1,826	18,175
Total income	661,749	342,650	1,004,399

Property operating expenses	132,276	137,549	269,825
Real estate taxes	109,328	79,327	188,655
Depreciation and amortization	172,771	151,948	324,719
Total expenses	414,374	368,824	783,198

Operating income (loss)	247,375	(26,174)	221,201

Interest expense	187,963	—	187,963

Net income (loss) applicable to common shares	$59,412	(26,174)	$33,238

Inland Diversified Real Estate Trust, Inc.

Notes to Pro Forma Consolidated Statement of Operations

For the period from June 30, 2008 (inception) through December 31, 2008

(unaudited)

(C)                               Buildings and improvements will be depreciated on a straight-line basis based upon estimated useful lives of 30 years for buildings and improvements and 15 years for site improvements.  That portion of the purchase price allocated to above or below lease intangibles will be amortized on a straight-line basis over the life of the related leases as an adjustment to rental income.  In-place lease intangibles will be amortized on a straight-line basis over the life of the related leases as a component of amortization expense.  The purchase price allocation for pro forma financial statement purposes, are preliminary and may be subject to change.

(D)                              The proforma weighted average shares of common stock outstanding for the period June 30, 2008 (inception) through December 31, 2008 was calculated assuming all shares sold to purchase each of the properties were issued on June 30, 2008.

(E)                                Management fees are calculated as 4.5% of gross revenues pursuant to the management agreement and are included in property operating expenses.  For the period from June 30, 2008 (inception) through December 31, 2008, pro forma property operating expenses included incremental management fees of $8,449.

(F)                                The pro forma adjustments relating to incremental interest expense were based on the following debt terms:

	Principal Balance	Interest Rate	Maturity Date
Merrimack Village Center	5,445,000	6.50%	March 1, 2015